SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 29, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of December 31, 2016,

together with the Independent Auditor´s report

CONTENTS

•	Independent Auditor´s report
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Earning distribution proposal

INDEPENDENT AUDITORS’ REPORT

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

Buenos Aires City

I.	Report on the financial statements

Introduction

1.	We have audited (a) the accompanying financial statements of BANCO MACRO S.A. (“the Bank”) and (b) the accompanying consolidated financial statements of BANCO MACRO S.A. and its subsidiaries, which comprise the related balance sheets as of December 31, 2016, and the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the fiscal year then ended, and (c) a summary of the significant accounting policies and additional explanatory information.

Responsibility of the Bank’s Management and Board in connection with the financial statements

2.	The Bank’s Management and Board of Directors are in charge of the preparation and fair presentation of these financial statements in accordance with the accounting standards set forth by the BCRA (Central Bank of Argentina) and are also in charge of performing the internal control procedures that they may deem necessary to allow for the preparation of financial statements that are free from material misstatement, either due to error or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express an opinion on the accompanying financial statements based on our audit. We have performed our work in conformity with the auditing standards established by FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 37 and with the “Minimum standards on external audits” issued by the BCRA. Such standards require that we comply with the ethical requirements and that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit comprises the application of procedures to obtain judgmental evidence regarding figures and the information disclosed in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatement of the financial statements, whether due to error or irregularities. In making these risk assessments, the auditor considers the Bank’s internal control relevant to the preparation and fair presentation of the financial statements in order to design the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate for our audit opinion.

Opinion

4.	In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2016, and the respective results, changes in shareholders’ equity and cash flows and cash equivalents for the year then ended, in conformity with BCRA standards.

Emphasis on certain issues disclosed in the financial statements

5.	Attention should be paid to note 5. to the accompanying stand-alone financial statements describing and quantifying the main differences in measurement criteria resulting from comparing BCRA accounting standards used in preparing the accompanying financial statements and the Argentine professional accounting standards effective in Buenos Aires City. This issue does not modify the opinion expressed in paragraph 4., but the differences identified should be taken into account by those using the abovementioned professional accounting standards to interpret the accompanying financial statements.

6.	As further explained in note 26. to the accompanying stand-alone financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

II.	Report on other legal and regulatory requirements

7.	In compliance with current legal requirements, we further report that:

a)	The financial statements mentioned in paragraph 1. have been transcribed into the “Inventory and Financial Statements” book of BANCO MACRO S.A. and, in our opinion, were prepared in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

b)	The financial statements of BANCO MACRO S.A. result from books kept, in their formal respects, in conformity with current regulations and in conformity with the provisions of CNV Resolutions Nos. 1,032/EMI and 1,996/EMI dated March 17, and May 20, 2004, respectively.

c)	As of December 31, 2016, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 85,761,590, none of which was due and payable as of that date.

d)	We have applied in our audit to the stand-alone financial statements of BANCO MACRO S.A. the anti-money laundering and anti-terrorism financing procedures set forth in the current professional standards.

e)	As stated in note 17.1 to the accompanying individual financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of December 31, 2016.

f)	During the year ended December 31, 2016, we invoiced fees for auditing services rendered to BANCO MACRO S.A., which represent 100% of total invoicing to the Bank for any item, 76% of total auditing services invoiced to the Bank and its subsidiaries, and 76% of total invoicing to the Bank and its subsidiaries for any item.

Buenos Aires City,

February 15, 2017

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF

December 31, 2016

BUSINESS NAME: Banco Macro SA

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2016	12/31/2015

ASSETS

A.	CASH
	Cash on hand	4,208,887	4,785,578
	Due from banks and correspondents
	Central Bank of Argentina	26,666,365	11,255,835
	Local Other	79,158	16,683
	Foreign	2,055,936	1,064,995
	Other	991	813
		33,011,337	17,123,904

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	1,940,096	3,201,631
	Holdings booked at amortized cost	1,569,338	1,003,293
	Instruments issued by the Central Bank of Argentina	13,755,276	7,584,005
	Investments in listed private securities	319,469	1,127,399
		17,584,179	12,916,328

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	1,532,006	747,994
	To the financial sector
	Interfinancing (granted call)	5,000
	Other financing to Argentine Financial Institutions	1,659,738	67,010
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	65,882	181
	To the non-financial private sector and foreign residents
	Overdrafts	8,801,712	4,532,208
	Documents	10,968,163	6,460,989
	Mortgage loans	3,923,386	3,316,169
	Pledge loans	2,210,991	2,083,730
	Personal loans	24,849,213	19,522,734
	Credit cards	17,467,209	13,747,252
	Other (Note 7.1.)	10,377,498	6,980,773
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,182,463	1,066,409
	less: Unearned discount	(345,500)	(344,887)
	less: Allowances (Exhibit J)	(1,654,084)	(1,355,295)
		81,043,677	56,825,267

- 1 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2016	12/31/2015
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	1,902,862	1,431,811
	Amounts receivable from spot and forward sales pending settlement	155,905	42,516
	Securities and foreign currency receivables from spot and forward purchases pending settlement (Exhibit O)	1,259,031	119,752
	Unlisted corporate bonds (Exhibits B, C and D)	277,666	444,127
	Receivables from forward transactions without delivery of underlying assets	855
	Other receivables not covered by debtors classification standards (Note 7.2.)	944,707	412,548
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	292,435	159,998
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	232	186
	less: Allowances (Exhibit J)	(231,496)	(231,490)
		4,602,197	2,379,448

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	375,898	440,257
	Accrued interest and adjustments	4,992	6,768
	less: Allowances (Exhibit J)	(3,993)	(5,312)
		376,897	441,713

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	2,399,238	1,739,354
	Other	287,888	207,895
	less: Allowances (Exhibit J)	(579)	(568)
		2,686,547	1,946,681

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)		36
	Other (Note 7.3.)	1,182,758	911,588
	Accrued interest and adjustments on receivable from sales of assets (Exhibits B, C and D)		1
	less: Allowances (Exhibit J)	(4,148)	(4,459)
		1,178,610	907,166

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	1,351,839	1,073,274

I.	OTHER ASSETS (Exhibit F)	1,941,322	1,384,182

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	20,609	30,684
	Organization and development costs	615,760	437,939
		636,369	468,623

K.	ITEMS PENDING ALLOCATION	8,231	11,783

TOTAL ASSETS		144,421,205	95,478,369

- 2 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2016	12/31/2015
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 7.4.)	5,964,863	6,285,628
	From the financial sector	55,861	40,133
	From the non-financial private sector and foreign residents
	Checking accounts	16,692,516	11,599,047
	Savings accounts	26,032,427	14,355,473
	Time deposits	44,882,439	33,145,708
	Investment accounts	333,188	544,802
	Other (Note 7.5.)	7,918,326	1,270,789
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	617,326	669,674
		102,496,946	67,911,254

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	8,211	11,990
	International Banks and Institutions (Exhibit I)	128,912	97,789
	Non-subordinated Corporate Bonds (Note 11. and Exhibit I)	1,686,382	1,383,667
	Amounts payable for spot and forward purchases pending settlement	1,154,071	119,699
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	156,536	42,752
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)	90,000	44,000
	Other financing received from Argentine financial institutions	30,568	15,106
	Accrued interest payable	126	39
	Receivables from forward transactions without delivery of underlying asset		562,123
	Other (Note 7.6. and Exhibit I)	6,773,610	4,777,119
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	82,721	76,553
		10,111,137	7,130,837

N.	OTHER LIABILITIES
	Dividends Payable		596,254
	Fees	89,617	22,000
	Other (Note 7.7.)	2,953,144	1,773,725
		3,042,761	2,391,979

O.	PROVISIONS (Exhibit J)	251,366	198,636

P.	SUBORDINATED CORPORATE BONDS (Note 11. and Exhibit I)	6,407,840	1,957,618

Q.	ITEMS PENDING ALLOCATION	5,257	10,495

TOTAL LIABILITIES		122,315,307	79,600,819

SHAREHOLDERS' EQUITY (As per related statement)		22,105,898	15,877,550

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		144,421,205	95,478,369

- 3 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016	12/31/2015
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	76,561,044	232,573,382

Contingent	22,163,765	18,864,773
Guarantees received	21,261,105	17,322,405
Other not covered by debtors classification standards	39	60
Contingent debit-balance contra accounts	902,621	1,542,308

Control	53,901,492	207,005,560
Receivables classified as irrecoverable	1,778,857	1,532,222
Other (Note 7.8.)	50,987,686	204,859,843
Control debit-balance contra accounts	1,134,949	613,495

Derivatives (Exhibit O)	495,787	6,703,049
Notional value of put options taken		11,821
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	135,597	3,253,734
Derivatives debit-balance contra accounts	360,190	3,437,494

CREDIT-BALANCE ACCOUNTS	76,561,044	232,573,382

Contingent	22,163,765	18,864,773
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	288,382	165,233
Other guarantees provided not covered by debtors classification standards	158,986	137,227
Other covered by debtors classification standards (Exhibits B, C and D)	354,315	1,227,180
Other not covered by debtors classification standards	100,938	12,668
Contingent credit-balance contra accounts	21,261,144	17,322,465

Control	53,901,492	207,005,560
Checks to be credited	1,134,949	613,495
Control credit-balance contra accounts	52,766,543	206,392,065

Derivatives (Exhibit O)	495,787	6,703,049
Notional value of call options sold (Note 12.b))	167,721	138,521
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	192,469	3,298,973
Derivatives credit-balance contra accounts	135,597	3,265,555

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 4 -	Jorge H. Brito Chairperson

STATEMENTS OF INCOME

AS OF DECEMBER 31, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2016	12/31/2015

A.	FINANCIAL INCOME
	Interest on cash and due from banks	1,189	154
	Interest on loans to the financial sector	217,271	44,326
	Interest on overdrafts	2,456,619	1,369,021
	Interest on documents	1,525,484	1,130,253
	Interest on mortgage loans	691,420	518,597
	Interest on pledge loans	348,184	372,459
	Interest on credit card loans	3,590,852	2,416,101
	Interest on financial leases	92,311	83,851
	Interest on other loans (Note 7.9.)	10,541,267	7,632,188
	Net income from government and private securities (Note 7.10.)	5,673,644	3,668,883
	Interest on other receivables from financial intermediation	2,961	2,751
	Income from guaranteed loans - Presidential Decree No. 1387/01	32,182	25,077
	CER (Benchmark Stabilization Coefficient) adjustment	255,614	58,463
	CVS (Salary Variation Coefficient) adjustment	786	669
	Difference in quoted prices of gold and foreign currency	359,716	451,937
	Other (Note 7.11.)	248,403	242,482
		26,037,903	18,017,212

B.	FINANCIAL EXPENSE
	Interest on savings accounts	86,425	65,601
	Interest on time deposits	9,462,276	6,130,255
	Interest on interfinancing received loans (received call)	21,207	9,181
	Interest on other financing from Financial Institutions	7	1
	Interest on other liabilities from financial intermediation	145,923	96,022
	Interest on subordinated bonds	277,211	136,191
	Other interest	4,170	2,634
	CER adjustment	12,128	4,595
	Contribution to Deposit Guarantee Fund	196,551	379,287
	Other (Note 7.12.)	2,034,529	1,267,010
		12,240,427	8,090,777

	GROSS INTERMEDIATION MARGIN - GAIN	13,797,476	9,926,435

C.	PROVISION FOR LOAN LOSSES	972,426	787,504

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	145,531	119,318
	Related to deposits	4,286,991	3,328,918
	Other commissions	170,925	120,031
	Other (Note 7.13.)	2,627,129	2,043,607
		7,230,576	5,611,874

- 5 -	Jorge H. Brito Chairperson

STATEMENTS OF INCOME

AS OF DECEMBER 31, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2016	12/31/2015

E.	SERVICE-CHARGE EXPENSE
	Commissions	481,973	377,178
	Other (Note 7.14.)	1,909,328	1,209,647
		2,391,301	1,586,825

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	5,519,912	3,962,248
	Directors' and statutory auditors' fees	274,627	208,696
	Other professional fees	255,126	202,381
	Advertising and publicity	187,123	136,188
	Taxes	476,999	371,298
	Depreciation of bank premises and equipment	183,640	154,224
	Amortization of organization costs	176,872	139,255
	Other operating expenses (Note 7.15.)	1,258,091	912,611
	Other	714,337	491,099
		9,046,727	6,578,000

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	8,617,598	6,585,980

G.	OTHER INCOME
	Income from long-term investments	873,073	660,162
	Penalty interest	80,314	70,736
	Recovered loans and allowances reversed	205,629	135,288
	CER adjustment		30
	Other (Note 7.16.)	239,595	157,280
		1,398,611	1,023,496

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	65	10
	Charges for other receivables uncollectibility and other allowances	169,018	163,717
	Depreciation and loss of other assets	5,253	3,737
	Goodwill amortization	10,076	14,052
	Other (Note 7.17.)	224,965	211,071
		409,377	392,587

	NET INCOME BEFORE INCOME TAX - GAIN	9,606,832	7,216,889

I.	INCOME TAX (Note 4.)	3,066,000	2,207,000

	NET INCOME FOR THE FISCAL YEAR - GAIN	6,540,832	5,009,889

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 6 -	Jorge H. Brito Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

AS OF DECEMBER 31, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016								12/31/2015
				Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Corporate Bonds	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	584,563	399,499	4,511	2,684,790		7,069,230	5,133,489	15,876,082	11,491,817

Prior years adjustment (2)							1,468	1,468

Subtotal	584,563	399,499	4,511	2,684,790		7,069,230	5,134,957	15,877,550	11,491,817

Distribution of unappropiated earnings, as approved by the Shareholders´ Meeting held on April 26, 2016 and April 23, 2015, respectively:
- Legal reserve				1,001,682			(1,001,682)
- Cash dividends (3)						(643,019)		(643,019)	(596,254)
- Movements of voluntary reserve (3)						368,546		368,546
- Special reserve for Subordinated Corporate Bonds					190,198		(190,198)
- Voluntary reserve for future distribution of earnings						3,903,591	(3,903,591)
- Personal assets tax on share and interests							(38,011)	(38,011)	(27,902)

Reversal of special reserve for Subordinated Corporate
Bonds					(190,198)		190,198

Net income for the fiscal year - Gain							6,540,832	6,540,832	5,009,889

Balances at the end of the fiscal year	584,563	399,499	4,511	3,686,472		10,698,348	6,732,505	22,105,898	15,877,550

(1) See Note 10.

(2) See Note 21.

(3) See Note 24.

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 7 -	Jorge H. Brito Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016	12/31/2015
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	18,907,789	14,690,022
Cash at the end of the fiscal year	34,815,058	18,907,789
Net increase in cash	15,907,269	4,217,767

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(2,688,126)	(494,116)
Loans
To the financial sector	(1,446,158)	85,835
To the non-financial government sector	(499,424)	(60,658)
To the non-financial private sector and foreign residents	(3,616,477)	(4,407,122)
Other receivables from financial intermediation	(324,302)	61,988
Receivables from financial leases	158,446	33,824
Deposits
From the financial sector	15,728	1,470
From the non-financial government sector	(1,169,347)	292,620
From the non-financial private sector and foreign residents	25,987,214	12,825,719
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	24,880	(65,284)
Others (except liabilities included under financing activities)	2,459,931	1,415,290
Collections related to service-charge income	7,205,066	5,610,913
Payments related to service-charge expenses	(2,361,115)	(1,591,425)
Administrative expenses paid	(8,411,750)	(6,167,416)
Payment of organization and development costs	(354,693)	(232,527)
Net collections from penalty interest	80,249	70,726
Differences from payments related to court orders	(7,195)	(5,677)
Collections of dividends from other companies	19,012	32,240
Other collections related to other income and losses	147,380	80,577
Net payments from other operating activities	(1,041,356)	(737,926)
Payment of income tax	(2,204,321)	(2,109,051)
Net cash flows generated in operating activities	11,973,642	4,640,000

- 8 -	Jorge H. Brito Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016	12/31/2015
Investing activities
Net payments for bank premises and equipment	(378,408)	(352,850)
Net payments for other assets	(659,351)	(588,624)
Net cash flows used in investing activities	(1,037,759)	(941,474)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(131,071)	(80,680)
Central Bank of Argentina
Other Other	(3,983)	(5,638)
International Banks and Institutions	27,992	4,851
Subordinated corporate bonds	3,419,647	(167,819)
Financing received from Argentine financial institutions	15,455	(5,384)
Payment of dividends	(870,727)
Net cash flows generated in/ (used in) financing activities	2,457,313	(254,670)

Financial income and holding gains on cash and cash equivalents	2,514,073	773,911

Net increase in cash	15,907,269	4,217,767

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 9 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the Merval (Mercado de Valores de Buenos Aires- Buenos Aires Stock Exchange) since November 1994, as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán SA.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán SA, Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2016 and 2015, the deposits held by the Misiones Provincial Government with the Bank amounted to 2,495,781 and 1,579,311 (including 139,610 and 86,650 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2016 and 2015, the deposits held by the Salta Provincial Government with the Bank amounted to 1,340,738 and 877,967 (including 370,154 and 301,855 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

- 10 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of December 31, 2016 and 2015, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,580,312 and 1,439,377 (including 253,622 and 186,700 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán SA entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of December 31, 2016 and 2015, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 2,450,436 and 2,688,401 (including 943,683 and 750,818 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro SA - Siemens Itron Business Services SA

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services SA, in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro SA – Gestiva SA

On May 4, 2010, and August 15, 2012, the Bank and Gestiva SA entered into a joint venture under the name “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of December 31, 2016 and 2015, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the proportionate consolidation method amounted to 56,001 and 35,102, respectively.

Also, as of December 31, 2016 and 2015, net income recorded through the method mentioned in the previous paragraph amounted to 49,209 and 44,910, respectively.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with the accounting standards established by Central Bank of Argentina.

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA as supplementary information.

- 11 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of December 31, 2016 and supplementary information, as well as the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the year then ended are presented comparatively with of the prior fiscal year.

3.3.	Unit of measurement

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 312 of General Resolution No. 7/2015 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3921 and CNV (Argentine Securities Commission) General Resolution No. 441.

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of December 31, 2016 and 2015, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income, translated into pesos, in accordance with the criterion stated in Note 3.5.a), wherever applicable.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of December 31, 2016 and 2015, the present value calculated by the Bank for these securities amounted to 1,578,551 and 796,534, respectively.

- 12 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

b.5)	Private Securities – Investment in listed private securities:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2016 and 2015, the present value reported by the Central Bank for these securities amounted to 726,098 and 533,962, respectively.

On January 30, 2017 the total holding related to these items were cancelled and collected, for an amount of 740,653.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current fiscal year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current fiscal year.

- 13 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414, as supplemented. Such accruals were recorded in the related statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

g.6)	Receivables from forward transactions without delivery of underlying assets:

They were valued at the amounts outstanding originated in forward transactions of foreign currency payables in pesos without delivery of the underlying asset. Such amounts arise from the difference between quoted price of transactions on the last respective business day and the related future price agreed.

h)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

- 14 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

i)	Investments in other companies:

i.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

i.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

k)	Valuation of derivatives:

k.1)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of each transaction, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

k.2)	Put options taken and call option sold: valued at the agreed-upon exercise price.

See also Note 12.

l)	Severance payments:

The Bank charges these payments directly to expenses.

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

- 15 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

o)	Shareholders’ equity accounts:

They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

p)	Statement-of-income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

p.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than three months from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	12/31/2016	12/31/2015

Cash	33,011,337	17,123,904
Government and private securities
Holdings booked at market value	71
Instruments issued by the Central Bank	1,803,650	1,783,885
Cash and cash equivalents	34,815,058	18,907,789

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions and considering what is established by Law No. 27,260, such tax is effective for the fiscal years ended up to December 31, 2018. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2016 and 2015, the Bank estimated an income tax charge of 3,066,000 and 2,207,000, respectively; hence, no minimum presumed income tax should be assessed for the fiscal years ended on such dates.

Additionally, as of December 31, 2016, the Bank made income tax prepayments for 1,521,741 for the 2016 fiscal year, which will be applied to the tax amount assessed in the 2016 tax return.

- 16 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation aspects, from the accounting standards established by Central Bank of Argentina.

The main items with differences in valuation matters as of December 31, 2016 and 2015 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income (1)	to equity		to total income (1)
Item	12/31/2016	12/31/2015	12/31/2016	12/31/2016	12/31/2015	12/31/2016
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	3,642	(28,208)	31,850	5,309	(26,399)	31,708
Instruments issued by the Central Bank and booked at amortized cost	5,716	4,005	1,711	6,580	4,058	2,522
Guaranteed loans – Presidential Decree No. 1387/01	11,824	95,083	(83,259)	11,824	95,083	(83,259)
Business combinations (b)
Acquisition of Nuevo Banco Bisel SA	(66,716)	(73,544)	6,828	(66,716)	(73,544)	6,828
Other	(45,415)	(48,846)	3,431	(45,415)	(48,846)	3,431
Interests in other companies (c)	76,903	56,820	20,083
Deferred assets – Income tax (d)	62,974	38,635	24,339	137,346	93,593	43,753
Liabilities – Provisions (e)		(10,477)	10,477		(10,477)	10,477
Total	48,928	33,468	15,460	48,928	33,468	15,460

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the fiscal year ended December 31, 2015, would have increased by 11,548.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

- 17 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán SA prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	Liabilities – Provisions: as of December 31, 2015, there were certain items that according to Central Bank rules were booked when paid, but according to Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have been booked a liability. In addition, the Bank had booked certain provisions that should not have been booked under the Argentine professional accounting standards effective in the City of Buenos Aires, in view of their probability of occurrence.

6.	IMPLEMENTATION PLAN TOWARDS INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

According to such conversion process, on March 27, 2015, the Bank presented to the Central Bank, their own implementation plan together with the appointment of a person in charge, according to Central Bank Communiqué “A” 5635, which was considered and approved by the Board of Directors on March 10, 2015. Additionally, on September 30, 2015, March 31, 2016 and September 30, 2016, the Bank presented to the Central Bank the implementation plan update.

As of the date of issuance of these financial statements, the Bank is implementing the abovementioned IFRS conversion process.

- 18 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

7.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

12/31/2016	12/31/2015

7.1.	Loans - Other

Other loans	7,531,496	6,244,564
Export financing and prefinancing	2,846,002	736,209
	10,377,498	6,980,773

7.2.	Other Receivables from financial intermediation - Other receivables not covered by debtor classification standards

Debt securities issued by financial trusts (See Note 16.)	719,918	180,458
Certificates of participation in financial trusts (a)	224,043	232,088
Other	746	2
	944,707	412,548

(a)	As of December 31, 2016 and 2015 the Bank booked an allowance for impairment for 224,043.

7.3.	Other receivables – Other

Sundry receivables	575,585	406,353
Security deposits	358,578	371,446
Advanced prepayments	182,697	100,568
Other	65,898	33,221
	1,182,758	911,588

7.4.	Deposits - Nonfinancial government sector

Checking accounts	2,890,080	2,968,861
Time deposits	2,374,739	981,076
Savings accounts	522,100	2,233,086
Investment accounts	58,748	31,137
Accrued interest, adjustments and foreign exchange differences payable	29,740	18,695
Other	89,456	52,773
	5,964,863	6,285,628

7.5.	Deposits - From the non-financial private sector and foreign residents - Other

Tax amnesty	5,878,001
Expired time deposits	1,195,105	741,932
Attachments	416,685	236,103
Unemployment fund for workers of the construction industry	346,326	254,716
Other	82,209	38,038
	7,918,326	1,270,789

7.6.	Other liabilities from financial intermediation - Other

Purchase financing payables	3,012,145	1,928,432
Other withholdings and additional withholdings	920,134	811,441
Miscellaneous not subject to minimum cash requirements	916,156	694,659
Other payment orders pending settlement	598,398	671,013
Collections and other transactions on account and behalf of others	582,574	329,702
Miscellaneous subject to minimum cash requirements	331,700	83,324
Retirement pension payment orders pending settlement	101,947	48,564
Sociedad Seguro de Depósitos (Sedesa) – Purchase of preferred shares of former Nuevo Banco Bisel SA (see Note 8.)	98,082	94,300
Other	212,474	115,684
	6.773.610	4,777,119

- 19 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

12/31/2016	12/31/2015

7.7.	Other Liabilities - Other

Taxes payable (net of prepayments)	2,136,271	1,184,346
Salaries and payroll taxes payable	477,977	341,874
Miscellaneous payables	247,512	179,396
Withholdings on salaries	88,542	65,236
Prepayment for the sale of assets	2,842	2,873
	2,953,144	1,773,725

7.8.	Memorandum accounts – Debit-balance accounts – Control – Other

Securities in custody – Other	41,094,883	23.856.634
Checks and securities not yet collected	6,948,439	5.011.117
Checks and securities to be debited	1,350,161	997.516
Managed portfolios (see Note 13.)	1,175,510	1.101.992
Checks and securities to be collected	418,693	335,657
Checks and securities in custody – Anses (Argentine social security administration)		173,556,927
	50,987,686	204,859,843

7.9.	Financial income – Interest on other loans

Personal loans	8,695,291	6,165,112
Other	1,845,976	1,467,076
	10,541,267	7,632,188

7.10.	Financial income – Net income from government and private securities

Government and private securities	5,450,594	3,549,703
Financial trusts	132,131	52,422
Other	90,919	66,758
	5,673,644	3,668,883

7.11.	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	108,733	111,027
Interests on loans for export prefinancing and financing	92,498	81,840
Forward foreign-currency transactions offset	46,572	48,901
Other	600	714
	248,403	242,482

7.12.	Financial expense – Other

Turnover tax and municipal assessments	1,979,501	1,254,674
Premiums on repurchase agreements with the financial sector	55,028	12,336
	2,034,529	1,267,010

- 20 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

12/31/2016	12/31/2015

7.13.	Service-charge income - Other

Debit and credit card income	2,099,696	1,519,335
Rental of safe deposit boxes	116,174	92,357
Service commissions – Joint ventures (see Note 2.5.)	110,812	93,745
Other	300,447	338,170
	2,627,129	2,043,607

7.14.	Service-charge expense - Other

Debit and credit card expenses	1,241,855	743,250
Turnover tax and municipal assessments	366,056	270,378
Commissions paid to agents for marketed bank products	214,892	183,182
Other	86,525	12,837
	1,909,328	1,209,647

7.15.	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	388,354	295,116
Security services	370,348	285,666
Electric power and communications	251,531	153,504
Leases	181,498	125,490
Stationery and office supplies	34,865	29,799
Insurance	31,495	23,036
	1,258,091	912,611

7.16.	Other income – Other

Other adjustments and interest on other receivables	95,263	41,206
Services provided to Banco del Tucumán SA	15,755	12,219
Gain on sale of bank premises and equipment, and other assets	8,802	6,544
Other	119,775	97,311
	239,595	157,280

7.17.	Other expense – Other

Donations	66,394	42,623
Corporate Bonds placement cost	45,948	85
Turnover tax	15,091	8,644
Interest and adjustments tax	17,978	4,536
Summary and penalties (see Note 21.)	330	12,684
Portfolio transactions		84,591
Other	79,224	57,908
	224,965	211,071

- 21 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

8.	RESTRICTED ASSETS

As of December 31, 2016 and 2015 the following Bank’s assets are restricted:

Item	12/31/2016	12/31/2015

Government and private securities

• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017 used as security in favor of Sedesa (1).	99,886	97,292
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a competitiveness program of regional economies - BID loan No. 3174/OC-AR.	36,015
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).	23,600	32,606
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of San Juan Provincial Government No. 2763/OC-AR.	23,770	9,414
• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	12,036	15,528
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing sectorial receivables of San Juan Province. Financing funds of productive investments.	11,885
• Central Bank of Argentina Internal Bills in pesos, maturity 02/08/2017 and 01/06/2016, securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE, respectively.	2,095	19,915
• Discount bonds regulated by Argentinean legislation, maturing 2033 for the performance of forward foreign currency trading transactions.	1,286	33,651
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the role of custodian of Sustainability Guarantee Fund investments.		308,570
• Federal Government bond in pesos at Badlar Private + 250 basis points, maturing in 2019, securing the role of custodian of Sustainability Guarantee Fund investments.		103,524
• Other government and private securities.	1,524	1,129
Subtotal government and private securities.	212,097	621,629

Loans

• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.		64,619
Subtotal Loans		64,619

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities,	1,902,862	1,368,704
• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Garantizar SGR (mutual guarantee association), with an original contribution of 60,000 made on December 28, 2016.	60,000
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 20,000 made on December 28, 2016.	20,000
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 10,000 made on December 30, 2015.	10,000	10,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 28, 2015.	7,000	7,000
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 30,000 made on December 23, 2014.		30,000

- 22 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Item (cont.)	12/31/2016	12/31/2015

- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 22, 2014.		20,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 22, 2014.		7,000
Subtotal other receivables from financial intermediation	1,999,862	1,442,704

Other receivables

• Security deposits related to credit card transactions.	352,373	255,957
• Security deposits related to transactions of forward transactions offset.	2,500	111,743
• Sundry receivables - attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences.	827	827
• Other guarantee security.	3,705	3,746
Subtotal other receivables.	359,405	372,273

Other assets
• Building related to a call option sold (see Note 12.(b)).	101,749	103,531
Subtotal other assets	101,749	103,531

Total	2,673,113	2,604,756

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

9.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 3, to the consolidated financial statements):

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	12/31/2016	12/31/2015

ASSETS

Cash		11,269			11,269	9,246
Loans				886,718	886,718	433,559
Other receivables from financial intermediation				51,565	51,565	6,414
Receivables from financial lease			7,857	1,168	9,025	10,178
Items pending allocation	47				47
Total assets	47	11,269	7,857	939,451	958,624	483,942

- 23 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	12/31/2016	12/31/2015
LIABILITIES
Deposits		17	127,836	1,619,537	1,747,390	440,460
Other liabilities from financial intermediation		61,215		76,424	137,639	82,558
Other liabilities		196		144	340	496
Subordinated Corporate Bonds				213,681	213,681
Total liabilities		61,428	127,836	1,909,786	2,099,050	523,514
MEMORANDUM ACCOUNTS
Credit-balance accounts – Contingent			885	23,101	23,986	130,955
Credit-balance accounts – Derivatives						393,836

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	12/31/2016	12/31/2015
INCOME (EXPENSE)

Financial income	612		3,658	22,567	26,837	25,513
Financial expense	(22,454)	(86)		(49,400)	(71,940)	(132,755)
Service-charge income	16	2	719	4,186	4,923	2,799
Service-charge expense			(141)	(22,243)	(22,384)	(7,634)
Administrative expenses	(9)			(5,263)	(5,272)	(2,491)
Other income	17,220				17,220	13,189
Other expense			(151)		(151)
Total (loss) / income	(4,615)	(84)	4,085	(50,153)	(50,767)	(101,379)

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required. In addition, part of the income (loss) reported are generated by forward transactions without delivery of the underlying assets of foreign currency trading transactions, that according to the regular Bank´s transactions are offset with the contra transactions.

In addition, as of December 31, 2016 and 2015, there are other transactions with related parties due to work in process over buildings, for an amount of 29,378 and 24,545, respectively.

- 24 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

10.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2016, amounted to 584,563. Since December 31, 2012, the Bank’s capital stock has changed as follows:

As of December 31, 2012	594,485
Capital stock increase approved by the General Special Shareholders’ Meeting of June 10, 2013 (1)	78
Capital stock decrease as provided by Art, 67 of Law No, 26,831 (2)	(10,000)
As of December 31, 2016	584,563

(1)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, and delivered to the minority shareholders of former Banco Privado de Inversiones SA, in the merger process with Banco Macro SA.

(2)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders’ meeting has issued no resolution as to the application thereof. On June 25, 2015, the capital stock decrease was registered in the Public Registry of Commerce.

11.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 12/31/2016		12/31/2016	12/31/2015
Subordinated – Class 1	USD	150,000,000	(a.1)				1,957,618
Non-subordinated – Class 2	USD	150,000,000	(a.2)	USD	106,395,000	1,746,108	1,432,672
Subordinated Resettable – Class A	USD	400,000,000	(a.3)	USD	400,000,000	6,407,840
Total						8,153,948	3,390,290

On September 1, 2006, June 4, 2007, April 26, 2011 and April 23, 2015 the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it was possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro SA issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). On December 18, 2016, the Bank performed the full redemption of principal and accrued interest pending payment as of that date. The main characteristics of this issuance were:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

- 25 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

-	A 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments were made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate was a fixed one (9.75%), and would have been a variable one for the remaining years (six-month LIBOR, plus 7.11%).

-	They did not include covenants that change the subordination order.

-	No interest on the Notes was neither fall due and payable if: (i) payments of such interest was the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there was a general prohibition by the Central Bank; (iii) the Bank was subject to the provisions of Articles 34 or 35 bis, Financial Institutions Law; (iv) the Bank was receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank was not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank was not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest was not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services exceeded net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should have been appropriated to a reserve created to such end, as established by Communiqué “A” 4576.

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, Banco Macro SA issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest was paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank had the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans and were cancelled at maturity.

On February 1, 2017, the Bank paid the total amount of principal and accrued interest pending payment as of that date.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

Additionally, on April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue simple corporate bonds, not convertible into shares in one or more classes.

a.3)	On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis point, according terms and conditions abovementioned.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank has the intention to use the funds derived from such issuance to refinance certain outstanding debt, to make loans in accordance with Central Bank guidelines and for general working capital in Argentina.

- 26 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

12.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Options.

Such transactions were valued as explained in Notes 3.5.g.1), 3.5.g.2) and 3.5.k).

Positions of transactions effective as of December 31, 2016 and 2015 are as follows:

Transaction	12/31/2016	12/31/2015
Net position of repurchase agreements	1,181,659	(1,403)
Net position of forward transactions without delivery of the underlying asset (a)	(56,872)	(45,239)
Position of put options taken (b)		11,821
Position of call options sold (c)	(167,721)	(138,521)

Net income (loss) resulting from these transactions for fiscal years ended December 31, 2016 and 2015, amount to income / (loss):

Transaction	12/31/2016	12/31/2015
Premiums on reverse repurchase agreements	109,333	111,741
Premiums on repurchase agreements	(55,028)	(12,336)
Forward foreign-currency transactions offset	46,572	48,901
Total	100,877	148,306

(a)	It is related to negotiation transactions of forward foreign currency exchange rates, carried out through MAE and “over the counter”. For transactions carried out through MAE, the differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity while “over the counter” transactions are settled upon maturity. In both cases, the underlying asset is not delivered or received.

(b)	It is related to a call option sold to a bank´s customer on a building received by the Bank as payment of loans granted by it. The initial price was set at 104,135, and will accrue interest at a corrected Badlar rate, re-calculated on a monthly basis, plus 200 basis points and the option’s exercise period is from July 24, 2014, through July 31, 2016, both dates included. As of the date of issuance of these financial statements, the holder has notified its intention to acquire the building according to the terms and conditions of the option, still pending the transaction instrumentation.

13.	PORTFOLIO MANAGEMENT

As of December 31, 2016 and 2015, the Bank manages the following portfolios:

	Managed portfolio as of
Item	12/31/2016	12/31/2015
• On March 1, 1996, former Banco de Salta SA (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	13,976	13,976

• On August 11, 1998, former Banco de Jujuy SA (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	39,917	40,389

- 27 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

	Managed portfolio as of
	12/31/2016	12/31/2015
• On June 30, 2006, the Bank and Macro Fiducia SA entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	55,207	55,712
• On November 22, 2012 and 2013, November 26, 2014, November 30, 2015 and November 30, 2016, the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I”, “SECANE II”, “SECANE III”, “SECANE IV” and “SECANE V”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian.	777,429	612,457
• On April 6, 2001, through Provincial Decree No, 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and Banco Macro SA.		89,380
• Other portfolios managed by the Bank.	288,981	290,078
Total	1,175,510	1,101,992

14.	MUTUAL FUNDS

As of December 31, 2016, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Share of interest	Equity	Assets (1)
Pionero Pesos	568,764,819	1,667,177	1,234,037
Pionero Renta Ahorro	1,965,815,083	10,349,659	10,493,894
Pionero F F	52,912,915	228,445	229,349
Pionero Renta	71,455,139	871,490	926,467
Pionero Acciones	5,000,760	60,245	62,955
Pionero Renta Dólares	6,027	29
Pionero Empresas FCI Abierto PYMES	139,619,609	275,783	271,201
Pionero Consumo	78,677	152	128
Pionero Renta Ahorro Plus	503,175,871	624,899	626,370
Pionero Renta Mixta I	500,973	660	616
Pionero Renta Mixta II	189,219,935	198,600	198,710
Pionero Ahorro Dólares	28,637,714	458,559	258,914
Pionero Renta Global – Clase B	50,000	50
Pionero Renta Fija Dólares – Clase B	100,000	1,585
Argenfunds Renta Pesos	330,285,004	585,271	636,820
Argenfunds Renta Argentina	57,554,892	105,303	104,718
Argenfunds Ahorro Pesos	451,674,447	1,238,135	1,295,040
Argenfunds Renta Privada FCI	127,680,157	325,263	327,114
Argenfunds Abierto Pymes	53,291,681	34,042	33,813
Argenfunds Renta Total	1,106,407	1,144	1,131
Argenfunds Renta Flexible	33,648,124	35,711	35,839
Argenfunds Renta Dinámica	1,000,000	1,046	1,042
Argenfunds Renta Mixta	398,218	403	397
Argenfunds Renta Global	60,875,364	61,724	61,727
Argenfunds Renta Balanceada	398,200	403	397

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

- 28 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

15.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of Sedesa to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds an 8.3648% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 11250 of April 4, 2016.

This system shall cover the deposits up to the amount of 450 in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

16.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

16.1	Financial trusts for investment purposes

The Bank holds investment as describe in Note 7.2.

Debt securities include mainly prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Mila, Secubono, Accicom, PVCred, Credicuotas Consumo, Credimas, Carfacil and Naldo Lombardi). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

Additionally, Note 7.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

16.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of December 31, 2016 and 2015, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 58,633 and 35,339, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

- 29 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

16.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of December 31, 2016 and 2015, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank and Macro Fiducia SA (subsidiary) amounted to 451,569 and 176,113, respectively.

16.4	Trusts in which the Bank acts as trustee (management)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2016 and 2015, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 1,396,421 and 772,102, respectively.

Additionally, Note 7,3, to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

17.	INFORMATION REQUIRED BY THE CNV

17.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as an agent for the custody of collective investment products of mutual funds (AC PIC FCI), comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and financial trustee Agent category (FF).

- 30 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 31,000, as well as the minimum offsetting required of 11,000, paid-in with government securities as described in Note 8.

17.2	Documentation in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2014 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2015, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación, between Camino San Carlos and 60 cuadras, Province of Cordoba and avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.2, Pilar, Province of Buenos Aires).

18.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

18.1	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for December 2016 are listed below, indicating the balances as of month-end of the related accounts:

Item	12/31/2016
Cash
Amounts in Central Bank accounts	26,666,365
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	1,902,862
Total	28,569,227

18.2	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for December 2016, along with its computable capital as of the end of that month:

Item	12/31/2016
Minimum capital requirement	9,221,297
Computable capital	25,448,673
Excess amount	16,227,376

19.	RISK MANAGEMENT POLICIES

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank approved the creation of a Risk Management Committee and appointed a Comprehensive Risk Manager.

Its duties includes ensuring that an independent risk management be established, providing policies, procedures and measurement methodologies to identify, measure and monitor the risk for which it is responsible, as well as the responsibilities in the process of each level in the organization.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up of the exposure to each limit by the persons in charge, the preparation of regular reports for the Comprehensive Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for the development of stress tests.

- 31 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The system is supplemented with policies and procedures specific to each risk (financial, credit, operational, counterparty credit, country risk, securitization, reputational, compliance, strategic risks, among others).

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

Comprehensive Risk Management

The Comprehensive Risk Management area is formed by Compliance Management and Risk Management, which is in charge of the Financial Risk, Credit Risk, Operational Risk and Technological Risk sectors.

The main procedures devised by Risk Management are:

•	Stress tests

The stress test process includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

•	Economic capital calculation

The Risk Management Department estimates economic capital for each of the individual risks (market, liquidity, interest rate, credit, counterparty credit, concentration, operational, securitization, strategic and reputational) determined for the Bank on a consolidated basis, with its subsidiaries, with the same scope as the regulation. The methods used for subsidiaries are exactly the same.

The process of assessing the sufficiency of economical capital is including in the Corporate Governance and Risk Management culture of the Bank and its subsidiaries.

Economic capital is quantified as a result of the application of a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The results should be used to support decision-making, including the strategic decisions adopted by the Board and Senior Management. This way, they will be able to:

-	Estimate the level and the trend of the relevant risks and their effect on the capital requirements;

-	Evaluate the fairness of the basic assumptions used in the capital measurement system and the sensitivity of the results to changes in those assumptions;

-	Determine if the Bank has adequate regulatory capital to cover the different risks and meets the capital adequacy goals that were established;

-	Consider the future capital requirements based on the risk profile and, depending on that, introduce any relevant adjustment to the strategic;

The fundamental elements of the capital assessment include:

-	Policies and procedures that ensure the risk management process;

-	A process that links economic capital and the risk level;

-	A process that establishes capital adequacy goals based on risk, considering the strategic approach and the business plan;

-	An internal control process, to ensure comprehensive risk management.

- 32 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Below is an outline of the most significant risks managed by the Bank:

•	Financial risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

Definitions

Liquidity Risk is mainly understood to be the funding liquidity risk, defined as that in which Grupo Macro is unable to efficiently meet cash flows that are both expected and unexpected, current and noncurrent and with guarantees, without hindering daily operations or the financial situation. Market Liquidity Risk is understood to be the risk that the Bank may not be able to offset or unwind a position at market price.

Market Risk is defined as the possibility of suffering losses in on-and off-balance sheet positions as a result of adverse fluctuations in the market price for various assets.

Interest Rate Risk is defined as the possibility that there may be changes in the Bank’s financial situation as a result of fluctuations in the interest rates, which may have adverse effects on the Bank’s net financial income and financial value.

Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with the guidelines set forth by the Central Bank´s Guidelines for Risk Management at Financial Institutions and the adjustments or amendments approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure that the Risk Management Committee and Senior Management have the proper procedures, tools and information enabling them to measure, administrate and control risks it comprises.

The Risk heads will report, to the Assets and Liabilities (CAP) and the Risk Management Committees on a regular basis on the financial risk exposure and the effects that may be caused in the Bank´s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy on limits.

The CAP is in charge of setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, considering, market, liquidity, interest rate and currency risks.

The Financial Risk area uses the following instruments in preparing its reports: sensitivity analysis, stress tests, index curves and other simulations. The adoption of measures regarding the detected departures based on the information provided is left to Senior Management’s discretion, for which it must take into consideration several factors such as the market conditions or the complexity and variety of transactions, considering the defined action plans. The Risk Management Committee learns about these situations and the plans implemented, analyzing the impact on risk exposure. As a result, it may require an explanation about the case from Senior Management or, based on its survey, recommend adjustments to the policies, procedures and limits to the Board of Directors.

The goal set by the Board of Directors is to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity is supported by an adequate planning process that considers the current and future cash needs, as well as possible changes in economic, political, regulatory and other conditions.

This makes it necessary to identify forecast and possible cash outflows, as well as alternative strategies to handle assets and liabilities in critical situations.

The reports prepared contemplate the following aspects: changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; changes, rates and volatility of term deposits, and the participation of institutional investors; liquidity and interest rate risk; established limits and issuance of warnings.

- 33 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The Bank evaluates the Liquidity Risk situation through different tools, some of which include:

-	Cash Flow at Risk (CFAR): calculated as the difference between the liquidity gap obtained in the medium or expected scenario and the one resulting from the critical scenario. The liquidity level in the medium scenario is obtained as a result of the arithmetic median of the simulated liquidity scenarios, while the critical scenario is obtained applying the associated percentile to the confidence level for such set of simulations;

-	Stress tests: used to quantify the impact as a result of illiquidity scenarios in case of a different shock of the risk factors involved;

-	Liquidity Coverage Ratio (LCR): indicator that seeks to capture liquidity coverage on those outflows of funds that occur within the following 30 days. Through different weighting factors established by Basel, the indicator captures the outflows in systemic stress situations.

Market Risk is measured by computing the VAR (value at risk), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

As regards the interest rate risk, the Economic Value Methodology (EVM), is used to measure the risks of assets and liabilities sensitive to the interest rate. Through stochastic processes, different interest rate trajectories are measured, for which purpose different economic values of the Bank will be obtained. The VAR is the difference between the expected economic value (“medium value”) and the economic value for a certain confidence level and holding period resulting from the simulations.

There are Contingency Plans which are assessed and reviewed on a regular basis by the Risk Management Committee.

Credit risk

The Credit Risk Area reporting to the Comprehensive Risk Management area participates in the development of the individual stress test program for credit risk and comprehensive stress tests, cooperates in defining scenarios and follows up results. It also participates in the design and implementation of contingency plans for credit risk purposes.

It is in charge of reviewing and adapting methodology and the economic capital calculation model for credit risk purposes through the capital adequacy assessment process, which with different stages of development and implementation, form part of the Action Plan that is implemented by the Bank to adjust the Basel principles and best practices for risk management to local regulations (Communiqués “A” 5394 and “A” 5398).

This area is in charge of proposing and monitoring the internal limits of tolerance to credit risk, as well as defining indicators, specifying their calculation method and expressing the grounds used for alert and cap selection. One of the most noteworthy is an automated tool to calculate key indicators, for which alert values and limits have been determined, which are used for monitoring the business progress according to the risk appetite defined by the Board. The results produced by this tool are included in a report on the credit risk tolerance limits, which is submitted to the Comprehensive Risk Management Committee for its consideration and to adopt corrective measures where necessary.

Securitization risk

The Bank and its subsidiaries do not any assume significant risks involving securitization activities. This operation consists mainly in financing, such as prepayments of prices and underwriting in the placement of debt securities of Corporate Banking customers, loans to trusts which are given the same treatment as legal entities and potentially securitizing the proprietary portfolio.

Holding debt securities or certificates of participation in trust generally creates exposure related mainly to credit risk and interest rate risk, just as in a traditional credit transaction. Therefore, they are included in the assessment and administration of each one of the risks involved.

Operational and Technological Risk

The Bank adopted the definition of Operational risk under the Basel II Accord and the definition established by the Central Bank through its Communiqué “A” 5398, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events.

- 34 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structure, and appointed a Head of Operational Risk. The Operational Risk Committee’s main mission is to secure an Operational Risk Management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

A quantitative approach is used to measure operational risk and technological risk, which includes the following:

-	assessing all relevant processes;

-	integrating the operational and technological risk assessment models;

-	applying risk impact and frequency evaluation matrices for the assessment of processes and subprocesses;

-	the quantitative assessment of the risks, identifying action plans and proposals for improving the critical processes, all in full compliance with the objectives set forth;

-	the procedure to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database;

-	the IT tool put into practice to manage operational risk, used to manage identified risks and calculate the different indicators so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management; and

-	the methodology through which the IT areas identify, assess and control the risks related to the Bank’s information assets and to specific events, creating information that is later taken into account in decision-making processes.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

The Bank has an incentives system to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, the implementation of improvements on the different functions of the risk management system also continued.

Credit Risk Management

The Credit Risk Management is in charge of ensuring a proper identification, assessment, control, follow-up and mitigation of credit risk.

Credit risk results from the possibility of loss derived from customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies and strategies the purpose of which is to ensure that risks fall within a risk tolerance level decided by the Board of Directors and Central Bank and other oversight agency regulations.

It has the proper structure, procedures and different tools (information systems, rating and monitoring systems, measurement models, recovery policies) which enable it to handle risk effectively.

- 35 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Loans are granted under specific policies and procedures for Corporate Banking clients and Consumer Banking customers, who in turn are differentiated depending on the segment they belong (Salary plan -Public or Private Payroll, and Retired Pensioner or Open Market).

Credit risk assessment for Consumer Banking portfolio includes the use of Risk Applications that use the screening and scoring methods related to an arrears level. There is also a centralized mass rating process for customers (which allows branches to provide assistance within the predetermined margins) and Pre-Credit Rating Models for the assessment of Prospects in Campaigns.

Loans to Commercial Banking portfolio are handled by Credit Committee formed by officials from the business and risk areas, at different levels, with powers to operate within them. Specialized risk analysts prepare a risk report for each customers (or group of companies), that supports the credit decisions made by Committee members. There are also decentralized commercial portfolio assessment methods for corporates, including screening and scoring parameters, that speed up the process for the approval of predetermined products and small amounts. For the authorization transactions involving small amounts, transitory transactions and/or transactions with self-liquidating collaterals, special credit powers have been granted to higher ranking officials, based on their knowledge and experience. At any rate, the use of these powers is also associated to the outcome of an objective assessment, avoiding any discretion in the credit approvals.

Once the credit limits have been approved, the Credit Administration and Transactions Department controls the formalities and settlement of the transactions and every month it reviews the classification of debtors and the debtors’ guarantees, assessing the sufficiency of the provisions according to the standards established by the Central Bank.

In order to manage credit risk, assessment or score models are used (for admission, behavior and collections) for Retail Banking and Company Rating Models at different stages of the credit cycle, allocating an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. These tools are supplemented with the Expected Loss and Provision Models prepared by Management.

The Credit recovery Management, in turn, is in charge of the efforts involving the recovery of nonperforming loans, seeking to include such actions with the other risk instances, which increases the efficiency of collection processes and provides information on the recovery actions outcomes, so as to adjust the origination and expected loss models.

20.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro SA’s business activity is governed by Financial Institutions Law No. 21526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to bank practices laid out in Central Bank Communiqué “A” 5201 - Guidelines for Corporate Governance in Financial Institutions, as supplemented.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 622/13, the CNV defined the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on the website and that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law and its administrative order, establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial institutions and financial intermediaries”.

Moreover, as the Bank publicly offers its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under Central Bank Communiqué “A” 5293 as supplemented are as follows:

•	Ownership structure

- 36 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2016, the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	19.30	21.33
Carballo Delfín Jorge Ezequiel	19.11	20.85
ANSES FGS under Law No. 26,425	31.50	29.25
Grouped shareholders (Argentine stock exchanges)	5.85	6.06
Grouped shareholders (foreign stock exchanges)	24.24	22.51

•	Board and Senior Management

The Bank’s Board of Directors is currently made up of thirteen regular members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. During this fiscal year, in particular, due to the reorganization of the Board, some of them have been elected for shorter periods. Directors are elected and proposed by the Shareholders’ Meeting. Once they are elected, the Central Bank is in charge of confirming their appointment, expressly authorizing them to take over their positions, under the terms of qualification and experience, assessment contained in regulations CREFI 2, Creation, Operation and Expansion and XV Authorities of Financial institutions.

Directors should be morally suitable, experienced, knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting makes the proposal for appointing the directors and on a regular basis during their term of office.

Currently, six directors are independent, according to the guidelines set by CNV regulations and the provisions of the revised text of the Central Bank´s Guidelines for Guidelines for Corporate Governance in Financial Institutions.

Senior Management is directed by a General Manager appointed by the Board and is formed by ten managers that report directly to the General Manager as well as to managers from three staff areas that report directly to the Board.

Committes

The bylaws establish that the Board of Directors may create the committees it may deem convenient for the Bank´s activities, and appoint its members. The following committees currently operate in the Bank:

Committee	Roles
Audit Committee	They are established in Capital Markets Law and its administrative order.
Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Comprehensive Risk Management Committee	Monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Receivables Committee	Approving credit transactions based on credit capacity.

- 37 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Committee	Roles
Legal Recovery department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.
Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

The Bank has a broad network of branches (414) throughout Argentina.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 1.2. to the Bank’s consolidated financial statements (see also Notes 9. and 3. to the stand-alone and consolidated financial statements, respectively).

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1. and 16., respectively.

•	Incentive practices

The Bank has a personnel incentives system based on the identification of the officers’ “outstanding performance”, which is understood to be their contribution in connection with the obtained results and their manner of conducting management.

The Personnel Incentives Committee is in charge of ensuring the financial incentives for personnel system to be consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks. The Incentives Committee is the body responsible for approving the Compensation Policy (salary and variable incentives), as well as any reviews it may require.

The Incentives System in place is based on assessing personal competence and performance associated with the compliance of non-related organizational objectives to be compensated based on extraordinary profit targets or direct financial achievement. The system is also adjusted according to the objective premise of generating sustained revenues (on a sustainable basis), thus, when establishing the total amount of compensation with regard to income (loss) for the year, extraordinary income, if any, is not taken into account. The system only provides for compensation in cash.

The Compensation Policy also includes a specific chapter regarding how remuneration is set and adjusted. In this case, the idea is to compensate personnel by ensuring performance recognition, internal equity, external competitiveness, productivity, efficiency and added value, finding an appropriate point of equilibrium with the business’s economic capacity and consistency in the long term.

The following aspects are taken into consideration:

-	the complexity of the positions, their contribution to the organization’s strategy and the professional development attained by the employee;

-	employees with enhanced performance in achieving their objectives and assuming greater responsibilities; and

- 38 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

-	levels of remuneration that are competitive in comparison to market levels.

•	Codes of ethics and conduct

The Bank adheres to the best practices and requires that all its employees act according to the highest standards of personal and professional integrity in all aspects of their activities.

In addition, compliance with its Code of Conduct and other policies and procedures governing employee conduct is considered to be essential. Moreover, the Code of Ethics for directors and officers is supplemental to the Bank’s Code of Conduct.

Grupo Macro´s Linea Ética was implemented for Banco Macro and its major subsidiaries. It is run by an independent third party, which ensures the three guiding principles for this type of reporting channels: anonymity, confidentiality and transparency. Reports could be channeled through different means, such us, telephone, website, e-mail, fax and in person. More information can be found on website www.macro.com.ar and in the Linea Ética y Transparencia.

•	Role of financial agent

The Bank is a financial agent for the Provinces of Misiones, Salta and Jujuy. In addition, the subsidiary Banco del Tucumán SA is a financial agent for the Province of Tucumán and the Municipality of San Miguel de Tucumán. See also Notes 2.1. through 2.4.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro S.A. complies with the provisions and reporting requirements established in Financial and Foreign Exchange Institutions Law No. 21,526 and the regulations issued by the regulatory agency (Central Bank).

As established by the legislation (Argentine General Business Associations Law No. 19550), specific applicable regulations (Capital Market Law and its administrative order), professional accounting standards (Technical Resolution No. 21) and best practice recommendations, the Bank reports on the transactions with related parties in the notes to the financial statements. Such transactions are carried out under usual market conditions. See also Notes 9. and 3. to the stand-alone and consolidated financial statements, respectively.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable before the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interest.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest there may be in a transaction proposal and should refrain from voting on the matter.

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos – Relaciones con Inversores”, “About us – Relationship with Investors) and, additionally, some guidelines are disclosed in other notes and exhibits to these financial statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

Moreover, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the Central Bank, for such disclosure system, according to the criteria set forth by the Basel Committee on Banking Supervision, which is available on the Bank´s website.

- 39 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

21.	SUMMARY JUDGEMENTS AND PENALTIES APPLIED BY THE CENTRAL BANK AND CERTAIN REGULATORS

The Central Bank Communiqué “A” 5689, as supplemented, requires banks to disclose in their financial statements certain information regarding summaries and penalties received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required as of December 31, 2016 is disclosed below:

21.1.	Summary Judgements initiated by the Central Bank:

Criminal Foreign Exchange Regime Summary: No. 4674 dated 04/14/2011.

Reason: Supposed infraction of article No. 1 incs. e) and f) and No. 2 inc f) of the Criminal Foreign Exchange Law (“CFEL”), in an exchange operation transaction with a suspended customer with no Central Bank authorization.

Responsible: Banco Macro SA, as the follow-on of Nuevo Banco Bisel SA and Branch Manager (Mariano Raúl Misino and Roberto David Luna).

Status: On 05/31/2011 the Bank filed its defense, offering evidence and requesting an acquittal. On 08/03/2011 and 08/05/2011, defense brief were filed on behalf of the natural persons subject to summary proceedings, in line with the filing made by Banco Macro. The Central Bank ordered that the proceeding be filed with the Criminal Office of the Federal Court No. 3 of the Judicial Department in Córdoba which and they are being heard under No. FCB (federal Córdoba Justice) 3612/2014. In December 2016, the Bank made a voluntary filing requesting to be acquitted since on the grounds that the criminal action has become statute-barred. As of the date, this filing is pending resolution.

Criminal Foreign Exchange Regime Summary: No. 5645 dated 01/07/2014.

Reason: Supposed infraction of article No. 1 incs. e) and f) y No. 2 inc f) of the CFEL, for foreign exchange transactions with no Central Bank authorization.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac).

Status: On 02/28/2014, the Bank and the natural persons subject to summary proceeding filed their defense, offering evidence and requesting an acquittal. The Central Bank ordered that the proceedings be filed with a criminal court and, therefore, they were presented to the Economic Criminal Trial Court in and for the City of Buenos Aires No. 11, Clerk’s Office No. 22, under case file No. 1282/2015. On 06/02/2016 the legal protection was appealed, argumenting the legitimacy of Central Bank Communiqué “A” 5899 and the modifications produced through the use of these rules in the treatment of financial debts. On 10/20/2016 was decided, based on retroactivity of the most benign criminal legislation, to dismiss Banco Macro SA, Susana Lerman, Jose Luis Vejo, Jorge Francisco Scarinci and Horacio Javier Sistac. As of the date, this ruling is final.

Criminal Foreign Exchange Regime Summary: No. 6545 dated 09/03/2015.

Reason: Supposed infraction of article No. 1 incs e) and f) of CFEL and Central Bank Communiqué “A” 5264, as supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

Status: On 11/11/2015, the Bank and the natural persons subject to summary proceeding filed their defense, offering evidence and requesting an acquittal. In addition, by Resolution dated 05/23/2016, the Central Bank decided not to admit statute-barred of the criminal foreign exchange action, appealed by the responsible. On 05/31/2016, an annulment petition with a subsidiary appeal was filed against the Central Bank´s Resolution. On 07/11/2016, the Central Bank decided not to admit the annulment petition. Against such resolution, on 07/15/2016, the Bank filed a brief to the proper Economic Criminal Trial Court related to actions provided by Art. 9 of the CFEL, whereby it formulates the right to reissue the proposition based on that the criminal foreign exchange infraction has become statute-barred. On 08/09/2016, the Bank submitted a closing argument brief as a result of that the probatory period was ended and on 08/18/2016 a new brief was filed, requesting the use of retrospective application of the most benign foreign exchange rule. As of the date, it is pending resolution by the Central Bank.

Financial summary: No. 1496 dated 02/24/2016

Reason: Deficiencies on supervision on a consolidated basis, exercised by the Bank over its subsidiaries, related to Anti-money laundering procedures.

Responsible: Banco Macro SA and Banco Macro SA Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: In process at the Central Bank. On 04/07/2016, the Bank filed its defense and offered evidence. On 05/18/2016, representing Delfín Ezequiel Carballo, the exception for lack of passive legitimation was requested. As of the date, the request is pending resolution.

- 40 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

21.2.	Penalties imposed by the Central Bank:

Financial summary: No. 1227 dated 04/10/2008.

Reason: Supposed infraction of Communiqué “A" 2241; CREFI-2; Chapter IV, Section 4, point 4.1. and 4.2., involving two capital contributions to its subsidiary Sudbank and Trust Company Ltd. (currently Macro Bank Limited) with no previous Limited) with no previous Central Bank authorization. Original penalty amount: 2,625, current penalty amount: 1,400

Responsible: Banco Macro SA Directors (Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Luis Carlos Cerolini; Carlos Enrique Videla; Fernando Andrés Sansuste, Enrique Jaratz and Jorge Pablo Brito).

Status: On 11/05/2013 the fine was debited from Banco Macro´s account 00285 at the Central Bank. On 11/20/2013 a direct appeal was filed against Resolution No. 723 issued by SEFyC (Argentine regulatory agency of financial and foreign exchange institutions), on 10/10/2013, representing the Bank and the natural persons subject to the summary proceeding, before the Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). As a result of the appeal, on 04/14/2015, the Bank was notified about the resolution that reduced the amount of the fine. On 04/29/2015 the Central Bank filed a federal extraordinary appeal to CNACAF. On 10/06/2015, the expiration of this extraordinary request was requested, based on the lack of procedural initiative by the Central Bank; in the alternative, notice of the extraordinary appeal filed was answered. On 10/26/2016, notice was served regarding the request made to the Central Bank. On 11/24/2015, Courtroom IV declared the nullity of the extraordinary instance, with charges to be borne by the losing Central Bank. On 10/05/2016 the Central Bank refunded the excess related to the original penalty with a deposit on the Bank´s account 00285 in Central Bank. The amount totaled 1,575. On 10/05/2016, a file was presented to Central Bank, challenging the settlement made.

Financial summary: No. 1380 dated 03/11/2013.

Reason: Supposed excess in the assets used for guarantee purpose which should have been used for related statutory operation ratios; infringement to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and infringement according to Central Bank requirements. Penalty amount: 2,000

Responsible: Former Banco Privado de Inversiones SA, Directors, Statutory Audit Committee and Corporate Service Manager (Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

Status: On 06/12/2015 the Central Bank passed Sentence No. 527, imposing fines to those responsible, subject to the devolutive effect of the direct appeal. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to CNACAF. On December 2015, the penalty amount was recovered by the Entity as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were presented at the Sala II of CNACAF. On 05/10/2016 the Sala II of CNACAF confirmed the fines imposed by the Central Bank. As a result, the bank filed a federal extraordinary appeal, which was dismissed by the Sala II of CNACAF on 08/02/2016. On 08/16/2016, representing the Bank and Mr Carlos Soulé and as a consequence of the denial of a federal extraordinary appeal, a complaint appeal was filed which, as of the date, is in process.

Financial summary: No. 1401 dated 08/14/2013.

Reason: due to alleged infringement of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Responsible: Banco Macro SA and Directors (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF. On April 2015 the appeal was presented at the Sala IV of the Federal Contentious Administrative Court of Appeals under No. 19,971/2015. On 06/23/2015 the Court informed BCRA about the appeal presented by Banco Macro. On 07/13/2016 the Sala IV of CNACAF admitted the appeal filed by the bank and annulled the resolution imposed. The Central Bank filed a federal extraordinary appeal, which was answered by the Bank on 08/29/2016. On 09/06/2016 the Sala IV of CNACAF dismissed the extraordinary appeal. On 09/14/2016 the Central Bank formulated the complaint appeal to CSJN, which is pending resolution.

•	Ended summary

Summary proceeding No. 1394 on financial matters dated 08/01/2013, due to alleged infringement in the late filing of the documentation related to the appointment of authorities was finalized thought Central Bank Resolution No. 272 dated 03/27/2015, which confirmed the penalty.

- 41 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

21.3.	Penalties imposed by the Financial Information Unit (UIF).

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718

Responsible: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Sala III resolved (i) related to transactions performed between 10/11/2006 to 08/22/2007, decided that at the time of the file, the UIF punitive authority has become statute-barred, annulling UIF resolution No. 72/2001, (ii) related to transactions performed since 03/05/2007 and between 04/17/2007 to 08/22/2007, decided to refer proceedings to UIF, for a new resolution and readjusting the fines imposed in the same resolution against the Bank and Messrs Juan Pablo Brito Devoto and Luis Carlos Cerolini. As a consequence and pursuant to the abovementioned, the Sala III decided to partially admit the appeals and annulled the penalty imposed, ordering the UIF to readjust the penalties. Charges are distributed to each part. Such sentence was appealed by the Bank and UIF with a federal extraordinary appeal. As of the date, it is pending resolution.

File: No. 62/2009 (extension) dated 06/09/2011.

Reason: Extension of the summary issued by Resolution 72/2011 for transaction performed from 04/03/2006 through 10/11/2006. Penalty amount: 538.

Responsible: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Fernando Andrés Sansuste).

Status: UIF passed Resolution No. 04/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. As of the date, the remedy is pending resolution.

File: No. 6338/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Penalty amount: 2,136

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 110/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The Bank has appealed the penalty imposed via a direct appeal and which is being heard under CNACAF No.16,411/14. On 09/16/2016 the mentioned Sala decided (i) to annul UIF resolution No. 110/2014 and (ii) to declare extinguished UIF´s sanctioning authority over these acts. Against such resolution, the UIF filed a federal extraordinary appeal. On 10/20/2016 the Bank replied the extraordinary appeal which was granted on 11/17/2016. As of the date, is in process to CSJN.

File: No. 6420/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Penalty amount: 822.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 124/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 04/21/2015 the Court rejected the appeal presented and confirmed UIF resolution No. 124/2014. On 05/08/2015, an extraordinary appeal was presented to the Argentine Supreme Court (CSJN). On 06/09/2015 the Court denied the extraordinary appeal presented, with cost. On 06/17/2015 a complaint appeal was presented to CSJN, as denial of extraordinary appeal. On 09/04/2016, the file was sent to the Attorney General’s Office to issue its resolution prior to the Argentine Supreme Court’s decision. As of the date, the file is waiting for the corresponding sentence.

File: No. 6407/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Penalty amount: 802.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 132/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the Court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. As of the date, the remedy is pending resolution.

File: No. 6612/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Penalty amount: 688.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 53/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fines. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. As of the date, the remedy is pending resolution.

- 42 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

File: No. 6614/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Penalty amount: 843.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 6/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. As of the date, the remedy is pending resolution.

File: No. 160/2012 dated 05/10/2012.

Reason: Purchase of foreign currency. Penalty amount: 376.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito).

Status: UIF passed Resolution No. 160/2015 imposing fines to those responsible. An appeal was presented at CNACAF. On 04/07/2016, the fines imposed by the UIF were revoked, based on that they have become statute-barried. Against such resolution, UIF filed an extraordinary appeal, which was denied through a resolution dated on 07/12/2016. On 08/04/2016, UIF filed a complaint appeal to CSJN. As of the date, it is pending resolution.

File: No. 517/2012 dated 06/27/2012.

Reason: Purchase of foreign currency. Penalty amount: 1,857.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA).

Status: UIF passed Resolution No. 500/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/31/2016 the court annulled the resolution that imposed the fine. The UIF filed a federal extraordinary remedy against the ruling that was entered, the notice of which was replied by the Bank on 12/28/2016. As of the date, the remedy is pending resolution.

File: No.248/2014 (UIF note presidency 245/2013 11/26/2013) dated 07/30/2014

Reason: Alleged failure to prepare certain reports on suspicious transactions regarding alleged cases of noncompliance in certain customer files. Penalty amount: 330.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antoni Alvarez Agis, Marcos Brito and Rafael Magnanini – as Directors of Banco Macro SA).

Status: After being notified about the commencement of the summary proceedings, on 05/08/2015, the Bank filed its defense, offering evidence and requesting an acquittal. On 12/26/2016 the UIF issued Resolution 164/16, impossing a fine on the persons subject to the summary proceedings. On 12/29/2016, the Bank was notified about the Resolution, which allowed bringing a direct appeal before the CNACAF by 03/15/2017.

(1)	Fernando Andrés Sansuste, Juan Pablo Brito Devoto y Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA.

•	Ended summaries

The fines imposed through files No. 6406/2011 dated on 11/23/2011, transactions involving the purchase of foreign currency for an amount of 677 and No. 6491/2011 dated on 12/07/2011, transactions involving deposit in cheking account at Banco Suquía SA for an amount of 791, were completed in the Bank´s favor, through the dismissal of both motions by the CSJN on 04/05/2016.

On April 2016, as a consequence of Central Bank Communiqué “A” 5940, the penalty amount related to UIF files No. 6406/2011 and 6491/2011 were derecognized against “prior years adjustment”.

The fine imposed thought file No. 6504/2011 dated 12/07/2011, transactions involving the purchase of foreign currency for an amount of 1,504, was completed in the Bank´s favor, through the dismissal of both motion by CSJN on 12/12/2016.

Although, penalties do not involve material amounts, as of the date of issuance of these financial statements, the total amount of monetary penalties received, pending to be paid for been appealed or about to be appealed, amounted to 9,110, which was recorded according to Communiqués “A” 5689 and “A” 5940 of Central Bank, as supplemented.

- 43 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, there are pending summaries at CNV, as described below:

File: No.1480/2011 (CNV Resolution No. 17,529 dated 09/26/2014).

Reason: alleged infringement with the obligation to inform a “Significant Event”.

Responsible: Banco Macro SA, Directors, Statutory Audit Committee members and person in charge of Market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: On 10/28/2014, the bank and the natural persons subject to summary proceedings, filed its defense, offering evidence and requesting an acquittal. On 08/03/2015, the evidence period was ended and on 08/19/2015, the closing argument brief was submitted.

The Bank Management and its legal advisors consider no further significant accounting effects than could arise from the effect of the above mentioned situations.

22.	TAX AND OTHER CLAIMS

22.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax).

The most significant ongoing claims arising from the previous paragraph are detailed below

a)	Afip challenged the income tax returns filed by the former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro SA for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank by the Federal Court of First Instance in Countentios and Administrative No. 6, which was confirmed by the Sala IV of the CNACAF.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. On October 19, 2015, Courtroom II of the Administrative and Tax Contentious Court of Appeals confirmed the trial court decision as it agreed with the Bank in that the “compensation bond” is not subject to turnover tax. On December 21, 2015, the Bank was notified that the Buenos Aires City Government filed an action for declaration of unconstitutionality with the Buenos Aires City Highest Court, which is pending resolution. In 2009, the Buenos Aires City Government filed a collection claim and obtained an attachment for 827 (see also Note 8).

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

22.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones SA, on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

On April 24, 2014, the Court of Appeals dismissed the appeals filed and changed what was resolved in First Instance, ordered the Agreement nullity, to continue with the proceeding and to allow the Bank to answer the complaint. Such resolution was appealed by the Bank. The file is in the CSJN, pending resolution.

Additionally, there are other claims filed by consumers’ associations against the Bank, related to collection of certain financial fees and certain withholdings made by the Bank to individuals as a withholding Agent, related to stamp tax imposed by the City of Buenos Aires.

- 44 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

23.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of political matters and the economic level growth, among other issues. Besides, at a local level, although it cannot be confirmed as a definitive trend, volatility of government and private securities, interest rates and exchange rate have decreased. In addition, there is an increase in prices of other relevant variables, such as salary cost and the prices of the main raw materials.

Specifically in connection with the Argentine foreign exchange market, from October 2011 through mid-December 2015, when the new federal government took power, there were certain restrictions to access the MUyLC (single and freely-floating foreign exchange market), the only market approved by Argentine regulations for purchasing and selling foreign exchange. As from that date, the new authorities of the Federal Government made appropriate amendments to current foreign exchange deregulations, while there was significant Argentine peso depreciation with respect to the US dollar, mainly during December, 2015.

The Federal Government also implemented new monetary and tax policies, like regulations of lending and borrowing rates, restrictions to foreign currency positions and operations involving foreign-currency futures at the different markets, among others.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

24.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations 20% of income for the year plus / minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve. Consequently, upcoming Shareholders´ Meeting shall apply 1,308,460 out of “Unappropriated retained earnings” to increase such legal reserve.

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

c)	Through Communiqué “A” 6013, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed previously express authorization of the Central Bank, and only if the following circumstances are met like not records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies, there are no certain sanctions established by regulators entities and weighted to be significant, and/or no corrective measures have been applied, among other previous conditions listed in the abovementioned communiqué.

- 45 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal, statutory and/or voluntary reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value and the amounts recognized in the bank assets due to court cases related to deposits, among other items.

As of December 31, 2016, an adjustment to Unappropriated retained earnings has to be performed as a result of the positive difference arised from the book and the market values of unlisted government securities for an amount of 20,197.

Finally, the proposed earning distribution will be affected if it is not maintained a required margin of capital, which for companies like Banco Macro SA, considered systematically important, is equal to 3.5% of risk-weighted assets is kept. This is apart from the minimum capital required by regulations, to be integrated by of level-1 ordinary capital (COn1), net of deductible items (CDCOn1).

d)	Under CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to establish a specific use for the Bank’s retained earnings, whether through the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of voluntary reserves additional to the legal reserve or a combination of any of these applications.

In addition, the Regular Shareholders´ Meeting held on April 23, 2015, among other issues, decided to distribute cash dividends up to the amount of 596,254. On February 24, 2016 the Central Bank notified to the Bank the authorization, to distribute dividends, for an amount of 227,708, related to fiscal year 2014, which were paid on March 29, 2016.

25.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

26.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards established by the Central Bank of Argentina. The accounting standards established by the BCRA and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.) may not conform with accounting principles generally accepted in other countries.

- 46 -	Jorge H. Brito Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016		12/31/2015	12/31/2016
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position
GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		1,420,912	1,596,215	1,420,637		1,420,637
Consolidation bonds in pesos - 8° Serie		214,653	119,030	211,121		211,121
Federal government bonds in pesos at Badlar + 2% - Maturity: 03-28-2017		142,097	484,928	498,557		498,557
Federal government bonds in pesos at variable rate 2017		54,281		54,281		54,281
Federal government bonds in pesos at Badlar Private + 250 basis point 2019		30,221	47,577	30,525		30,525
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2%		28,057	44,030	27,795		27,795
Consolidation bonds in pesos - 6° Serie at 2%		22,924	4,619	26,408		26,408
Federal government treasury bonds in pesos adjustment by CER - Maturity 07-22-2021		7,394		7,133		7,133
Federal government bonds in US dollars at 7% - Maturity: 2017		5,791	45	(1)		(1)
Federal government treasury bonds in pesos at fixed rate - Maturity 09-19-2018		5,100		5,100		5,100
Other		8,666	905,187	21,294		21,294

Subtotal holdings booked at market value		1,940,096	3,201,631	2,302,850		2,302,850

Holdings booked at amortized cost
- Local
Treasury Bills in US dollars - Maturity: 03-20-2017	790,777	787,649		790,777		790,777
Province of Buenos Aires Debt securities Series 1, Class 2 - Maturity 12-06-2019	338,086	338,086		338,086		338,086
Province of Neuquén Treasury Bills Class 2 Series II in pesos - Maturity: 06-06-2018	145,006	145,006		145,006		145,006
Federal government bonds in pesos at Badlar Private + 250 basis point 2019	110,513	106,508	115,302	110,513		110,513
Province of Río Negro Treasury Bills Class 1 Series VI in pesos - Maturity: 03-15-2017	95,630	95,439		95,630		95,630
Province of Neuquén Treasury Bills in pesos - Maturity: 09-09-2020	73,072	71,202		73,072		73,072
Municipality of City of Córdoba Treasury Bills Series XXIII - Maturity: 03-30-2017	9,896	9,880		9,896		9,896
Municipality of City of Córdoba Treasury Bills Series XXI - Maturity: 03-21-2017	7,399	7,399		7,399		7,399
Treasury Bills in USD - Maturity: 07-03-2017	7,112	7,112		7,112		7,112
Treasury Bills in US dollars - Maturity: 07-20-2020	1,060	1,057		1,060		1,060
Other			887,991

Subtotal Holdings booked at amortized cost		1,569,338	1,003,293	1,578,551		1,578,551

- 47 -	Jorge H. Brito Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016		12/31/2015	12/31/2016
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position
INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Bills in pesos – Maturity: 01-18-2017		424,639		424,639		424,639
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-15-2017		371,992		371,992		371,992
Central Bank of Argentina Bills in pesos – Maturity: 01-25-2017		147,233		147,233		147,233
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-27-2016			903,789
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-17-2016			530,132
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-10-2016			528,381
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-03-2016			523,342
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-06-2016			317,920
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-20-2016			205,738
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-13-2016			189,282
Other			1,283,563
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		943,864	4,482,147	943,864		943,864

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-18-2017		19,335
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		19,335

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-18-2017		5,290,967		5,900,675		5,900,675
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-15-2017		2,525,348		2,525,348		2,525,348
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-04-2017		1,749,356		1,779,296		1,779,296
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-25-2017		1,203,357		1,203,357		1,203,357
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-11-2017		1,115,684		1,314,367		1,314,367
Central Bank of Argentina Bills in pesos – Maturity: 01-11-2017		309,457		309,457		309,457
Central Bank of Argentina Bills in pesos – Maturity: 01-04-2017		249,520		249,520		249,520
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-22-2017		186,633		186,633		186,633
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2017		94,643		94,643		94,643
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-08-2017		67,112		67,112		67,112
Other			3,101,858

Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		12,792,077	3,101,858	13,630,408		13,630,408

Total Instruments issued by the Central Bank of Argentina		13,755,276	7,584,005	14,574,272		14,574,272
Total Government securities		17,264,710	11,788,929	18,455,673		18,455,673

- 48 -	Jorge H. Brito Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016		12/31/2015	12/31/2016
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position
Investments in listed private securities

Capital Instruments
- Local
Siderar SAIC		106,938	218,781	106,938		106,938
Petrolera Pampa SA		90,261	276,211	90,261		90,261
Aluar Aluminio Argentino		78,791	195,354	78,791		78,791
YPF SA		25,190	196,423	25,190		25,190
Molinos Rio de la Plata SA		18,289	20,419	18,289		18,289
Telecom Argentina Stet-France Telecom SA			156,951
Petrobras Energía SA			45,674
Cresud SAIC			13,015
IRSA Inversiones y Prestaciones SA			2,833
IRSA Propiedades Comerciales SA			1,738
Subtotal Capital Instruments		319,469	1,127,399	319,469		319,469
Total Investments in listed private securities		319,469	1,127,399	319,469		319,469
Total government and private Securities		17,584,179	12,916,328	18,775,142		18,775,142

(1) The position without options as of December 31, 2016, results from the following disclosure:
Holdings: book balance, market value or present value, wherever applicable						17,593,392
Plus: Spot and forward purchases pending settlement						1,251,960
Less: Spot and forward sales pending settlement						70,210
						18,775,142

- 49 -	Jorge H. Brito Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016	12/31/2015
COMMERCIAL

In normal situation	34,128,374	21,682,457
With Senior “A” guarantees and counter-guarantees	2,538,782	3,255,449
With Senior “B” guarantees and counter-guarantees	5,119,268	4,311,545
Without Senior guarantees or counter-guarantees	26,470,324	14,115,463

Subject to special monitoring	27,887	31,441
In observation
With Senior “B” guarantees and counter-guarantees	18,875	2,465
Without Senior guarantees or counter-guarantees	9,012	28,976

Troubled	50,039	40,872
With Senior “B” guarantees and counter-guarantees	50,039	38,984
Without Senior guarantees or counter-guarantees		1,888

With high risk of insolvency	137,431	245,205
With Senior “A” guarantees and counter-guarantees	1,882	2,788
With Senior “B” guarantees and counter-guarantees	61,374	133,476
Without Senior guarantees or counter-guarantees	74,175	108,941

Irrecoverable	4	108,845
Without Senior guarantees or counter-guarantees	4	108,845

Subtotal Commercial	34,343,735	22,108,820

- 50 -	Jorge H. Brito Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016	12/31/2015
CONSUMER

Performing	48,698,468	37,573,849
With Senior “A” guarantees and counter-guarantees	767,733	556,449
With Senior “B” guarantees and counter-guarantees	2,483,434	2,296,924
Without Senior guarantees or counter-guarantees	45,447,301	34,720,476

Low risk	502,812	420,514
With Senior “A” guarantees and counter-guarantees	1,486	1,701
With Senior “B” guarantees and counter-guarantees	20,622	17,903
Without Senior guarantees or counter-guarantees	480,704	400,910

Medium risk	390,339	238,470
With Senior “A” guarantees and counter-guarantees	3,188	47
With Senior “B” guarantees and counter-guarantees	7,634	8,370
Without Senior guarantees or counter-guarantees	379,517	230,053

High risk	268,927	205,910
With Senior “A” guarantees and counter-guarantees	2,099	805
With Senior “B” guarantees and counter-guarantees	20,284	13,685
Without Senior guarantees or counter-guarantees	246,544	191,420

Irrecoverable	87,190	76,323
With Senior “B” guarantees and counter-guarantees	16,642	12,372
Without Senior guarantees or counter-guarantees	70,548	63,951

Irrecoverable according to Central Bank's rules	210	462
Without Senior guarantees or counter-guarantees	210	462

Subtotal Consumer	49,947,946	38,515,528
Total	84,291,681	60,624,348

- 51 -	Jorge H. Brito Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016		12/31/2015
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	6,353,953	7.54	3,625,405	5.98
50 next largest customers	8,920,400	10.58	4,478,695	7.39
100 next largest customers	5,525,254	6.55	3,530,211	5.82
Other customers	63,492,074	75.33	48,990,037	80.81

Total	84,291,681	100.00	60,624,348	100.00

- 52 -	Jorge H. Brito Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	14	742,267	75,725	325,599	73,634	181,547	194,068	1,592,854
Financial sector		394,402	415,056	434,605	333,678	223,320	48,899	1,849,960

Non-financial private sector and foreign residents	418,412	27,748,591	10,388,774	8,591,994	7,770,318	10,098,983	15,831,795	80,848,867

Total	418,426	28,885,260	10,879,555	9,352,198	8,177,630	10,503,850	16,074,762	84,291,681

- 53 -	Jorge H. Brito Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

							Information on the issuer
	12/31/2016					12/31/2015	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Year- end date / Period	Capital stock	Shareholders' equity	Income for the year
In financial institutions, supplementary and authorized activities
- Subsidiaries
Local
Banco del Tucumán SA	Common	100	1	395,341	1,628,973	1,142,776	Financial institution	12-31-16	43,960	1,811,339	540,628
Macro Securities SA	Common	1	1	12,776,680	236,971	167,968	Brokerage house	12-31-16	12,886	235,780	141,175
Macro Fiducia SA	Common	1	1	6,475,143	19,122	18,032	Services	12-31-16	6,567	17,317	3,674
Macro Fondos SGFCISA	Common	1	1	327,183	25,319	15,545	Mutual funds management	12-31-16	1,713	129,720	119,318
Foreign
Macro Bank Limited	Common	1	1	39,816,899	769,016	595,553	Financial institution	12-31-16	86,501	769,016	173,463
Subtotal subsidiaries					2,679,401	1,939,874

- Non-subsidiaries
Local
Provincanje SA	Common	1	1	600,000	603	603	Processing servicies	12-31-15	7,200	6,047	234
Prisma Medio de Pagos	Common	1	1	1,141,503	3,554	3,554	Business services	12-31-15	15,000	436,525	300,971
COEL SA	Common	1	1	86,236	138	138	Financial Services	12-31-15	1,000	15,726	11,852
Mercado Abierto Electrónico SA	Common	1,200	1	8	121	121	Electronic market	12-31-15	242	85,710	48,325
Argentina Clearing SA	Common	2,500	1	30	31	31	Services	07-31-16	10,250	326,912	197,715
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-15	20,484	2,115,289	121,445
Foreign
Banco Latinoamericano de Exportaciones SA	Common	10	1	7,303	1,249	1,025	Financial institution	12-31-15	3,641,140	12,639,963	1,352,312
Subtotal non-subsidiaries					5,706	5,482

Total in financial institutions, supplementary and authorized activities					2,685,107	1,945,356

In other companies
- Non-subsidiaries
Local
Other					1,941	1,829
Foreign
SWIFT SA	Common	1	1	5	78	64	Services	12-31-15	194,674	5,479,148	275,429
Total in other companies					2,019	1,893
Total (1)					2,687,126	1,947,249

(1) As of December 31, 2016 and 2015 the Bank booked allowances for impairment in value amounting to 579 and 568, respectively (see Exhibit J).

- 54 -	Jorge H. Brito Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Net book				Depreciation for
	value at				the fiscal year		Net book
	beginning				Years of		value at
	of fiscal				useful		end of
Item	year	Increases	Transfers	Decreases	life	Amount	fiscal year
Bank premises and equipment
Buildings	623,008	85,941	80,682	410	50	28,560	760,661
Furniture and facilities	148,972	87,447	27	49	10	26,340	210,057
Machinery and equipment	276,791	195,632	168	13	5	117,520	355,058
Vehicles	24,503	16,189	22	3,431	5	11,220	26,063

Total	1,073,274	385,209	80,899	3,903		183,640	1,351,839

Other assets
Works in progress	756,855	563,543	(110,082)				1,210,316
Works of art	1,198			36			1,162
Prepayments for the purchase of assets	153,921	38,204	(28,544)				163,581
Foreclosed assets	110,415	243	(55)	584	50	1,801	108,218
Stationery and office supplies	26,931	10,604		5,293			32,242
Other assets	334,862	37,401	57,782	831	50	3,411	425,803

Total	1,384,182	649,995	(80,899)	6,744		5,212	1,941,322

- 55 -	Jorge H. Brito Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Net book			Amortization for
	value at			the fiscal year		Net book
	beginning			Years of		value at
	of fiscal			useful		end of
Item	year	Increases	Decreases	life	Amount	fiscal year
Goodwill (a)	30,684			10	10,075	20,609
Organization and development costs (b)	437,939	354,873	180	5	176,872	615,760

Total	468,623	354,873	180		186,947	636,369

(a)	As of December 31, 2016 it related to the difference between the total price of the transaction and the equity method of Banco Privado de Inversiones SA acquisition. As of December 31, 2015, additionally to the above mentioned bank, incluides Banco del Tucumán SA and former Nuevo Banco Bisel SA.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

- 56 -	Jorge H. Brito Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016		12/31/2015
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	6,187,859	6.04	6,922,528	10.19
50 next largest customers	6,415,928	6.26	5,708,638	8.41
100 next largest customers	3,954,135	3.86	3,602,795	5.31
Other customers	85,939,024	83.84	51,677,293	76.09

Total	102,496,946	100.00	67,911,254	100.00

- 57 -	Jorge H. Brito Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	86,058,348	14,521,212	1,614,750	294,458	6,596	1,582	102,496,946

Other liabilities from financial intermediation

Central Bank of Argentina	8,000		106		105		8,211
International Banks and Institutions	3,825	44,870	81,221				129,916
Non-subordinated corporate bonds		1,746,108					1,746,108
Financing received from Argentine financial institutions	92,197	3,908	8,044	14,114	9,753	14,669	142,685
Other	6,160,072	479,892	5,742	4,765	7,271	115,868	6,773,610

	6,264,094	2,274,778	95,113	18,879	17,129	130,537	8,800,530

Subordinated corporate bonds			67,760			6,340,080	6,407,840

Total	92,322,442	16,795,990	1,777,623	313,337	23,725	6,472,199	117,705,316

- 58 -	Jorge H. Brito Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Balances at				Balances at
	beginning of	Increases	Decreases		end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	fiscal year
ALLOWANCES
Loans
For uncollectibility risk and impairment in value	1,355,295	1,121,268	761,330	61,149	1,654,084
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	231,490	5,742	5,585	151	231,496
Receivables from financial leases
For uncollectibility risk	5,312	32		1,351	3,993
Investments in other companies
For impairment in value	568	30		19	579
Other receivables
For uncollectibility risk	4,459	277	508	80	4,148

Total allowances	1,597,124	1,127,349	767,423	62,750	1,894,300

PROVISIONS
Contingent commitments	6,590	547		7,137
For other contingencies	153,838	162,361	107,975	2	208,222
Difference from court deposits dollarization	27,924	6,110			34,034
Administrative, disciplinary and criminal sanctions	10,284	330		1,504	9,110

Total Provisions	198,636	169,348	107,975	8,643	251,366

(1) See Notes 3.5.f). and 3.5.m).

- 59 -	Jorge H. Brito Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Shares			Capital stock (1)
		Votes per	Issued
Class	Stock number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	573,327,358	1	573,327	573,327

Total	584,563,028		584,563	584,563

(1) See Note 10.

- 60 -	Jorge H. Brito Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2016							12/31/2015
	Total Parent	Total per currency
	company and		Pound	Swiss
Items	local branches	US dollar	sterling	franc	Yen	Euro	Other	Total

ASSETS

Cash	20,074,325	19,968,840	1,530	2,825	803	67,996	32,331	8,884,780
Government and private securities	807,701	807,701						2,216,743
Loans	10,157,362	10,150,920				6,442		1,865,929
Other receivables from financial intermediation	345,150	338,074				2,512	4,564	133,206
Investments in other companies	770,343	770,343						596,642
Other receivables	329,204	329,204						166,107
Items pending allocation	3,288	3,288						4,291

Total	32,487,373	32,368,370	1,530	2,825	803	76,950	36,895	13,867,698

LIABILITIES
Deposits	21,793,774	21,793,774						7,778,623
Other liabilities from financial intermediation	2,799,493	2,748,695	431	308		46,204	3,855	2,322,008
Subordinated corporate bonds	6,407,840	6,407,840						1,957,618
Items pending allocation	61	61						9

Total	31,001,168	30,950,370	431	308		46,204	3,855	12,058,258

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)

Contingent	5,163,340	5,162,235				1,105		1,534,612
Control	4,078,621	4,064,294	147		1,702	12,478		62,036,844
Derivatives								11,821
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	518,256	492,749				25,507		1,279,632
Control	6,499	6,499						1,307

- 61 -	Jorge H. Brito Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Item	In normal situation	Irrecoverable	12/31/2016	12/31/2015 (1)

Loans
Overdrafts	7,459		7,459	66,312
Without Senior guarantees or counter-guarantees	7,459		7,459	66,312
Documents	99,347		99,347	48,365
With Senior “A” guarantees and counter-guarantees	7,263		7,263	31,144
Without Senior guarantees or counter-guarantees	92,084		92,084	17,221
Mortgage and pledge	5,352	227	5,579	3,554
With Senior “B” guarantees and counter-guarantees	5,204	227	5,431	3,346
Without Senior guarantees or counter-guarantees	148		148	208
Personal	1,083		1,083	811
Without Senior guarantees or counter-guarantees	1,083		1,083	811
Credit cards	22,996		22,996	32,305
Without Senior guarantees or counter-guarantees	22,996		22,996	32,305
Other	161,571		161,571	188,423
Without Senior guarantees or counter-guarantees	161,571		161,571	188,423

Total loans	297,808	227	298,035	339,770

Other receivables from financial intermediation				6,414

Receivables from financial leases and other	9,035		9,035	10,195

Contingent Commitments	23,986		23,986	130,955

Investments in other companies	2,679,877		2,679,877	1,940,348

Total	3,010,706	227	3,010,933	2,427,682

Provisions	3,518	114	3,632	4,014

(1) As of December 31, 2015 all debtors are classified in performing situation.

- 62 -	Jorge H. Brito Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences	Amount

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		1,220,329

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	5	2	1	194,131

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	24	1		167,721

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	7	3	30	133,935

- 63 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2016	12/31/2015
ASSETS

A.	CASH
	Cash on hand	4,955,294	5,575,677
	Due from banks and correspondents
	Central Bank of Argentina	28,482,100	11,956,958
	Local Other	79,473	17,046
	Foreign	2,571,298	1,852,327
	Other	991	813
		36,089,156	19,402,821

B.	GOVERNMENT AND PRIVATE SECURITIES
	Holdings booked at market value	2,810,838	4,955,290
	Holdings booked at amortized cost	1,570,708	1,005,691
	Instruments issued by the Central Bank of Argentina	15,145,254	8,302,992
	Investments in listed private securities	319,469	1,127,399
		19,846,269	15,391,372

C.	LOANS
	To the non-financial government sector	1,532,532	748,067
	To the financial sector
	Interfinancing - (granted call)	5,000	160,000
	Other financing to Argentine financial institutions	1,659,738	67,010
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	65,882	380
	To the non-financial private sector and foreign residents
	Overdrafts	8,837,695	4,707,889
	Documents	11,198,902	6,550,151
	Mortgage loans	4,158,608	3,508,512
	Pledge loans	2,285,050	2,152,645
	Personal loans	29,784,759	23,231,551
	Credit cards	18,851,619	14,793,346
	Other	10,465,842	7,078,576
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,317,912	1,186,116
	less: Unearned discount	(360,027)	(355,864)
	less: Allowances (Note 4.)	(1,830,505)	(1,495,964)
		87,973,007	62,332,415

- 64 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2016	12/31/2015
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,093,960	1,606,203
	Amounts receivable from spot and forward sales pending settlement	297,107	187,196
	Securities and foreign currency receivables from spot and forward purchases pending settlement	1,259,031	119,752
	Unlisted corporate bonds	486,144	603,567
	Receivables from forward transactions without delivery of underlying assets	855
	Other receivables not covered by debtors classification standards	1,119,756	604,344
	Other receivables covered by debtors classification standards	296,787	416,946
	Accrued interest receivables covered by debtors classification standards	232	273
	less: Allowances (Note 4.)	(240,265)	(243,028)
		5,313,607	3,295,253

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	369,146	432,506
	Accrued interest and adjustments	4,999	6,778
	less: Allowances (Note 4.)	(3,993)	(5,352)
		370,152	433,932

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,247	1,025
	Other	11,691	11,479
	less: Allowances (Note 4.)	(1,586)	(1,595)
		11,352	10,909

G.	OTHER RECEIVABLES
	Receivables from sale of assets		36
	Other	1,281,229	983,440
	Accrued interest and adjustments receivable on from sale of assets		1
	less: Allowances (Note 4.)	(4,148)	(4,596)
		1,277,081	978,881

H.	BANK PREMISES AND EQUIPMENT, NET	1,460,092	1,180,959

I.	OTHER ASSETS	1,980,746	1,405,155

J.	INTANGIBLE ASSETS
	Goodwill	20,609	30,684
	Organization and development costs	643,463	464,415
		664,072	495,099

K.	ITEMS PENDING ALLOCATION	13,426	25,163

TOTAL ASSETS		154,998,960	104,951,959

- 65 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2016	12/31/2015

LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	9,552,190	9,588,378
	From the financial sector	55,867	40,145
	From the non-financial private sector and foreign residents
	Checking accounts	17,686,171	14,062,853
	Savings accounts	27,895,965	15,507,850
	Time deposits	47,652,387	34,719,816
	Investment accounts	333,786	545,092
	Other	8,113,965	1,348,989
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	649,409	708,475
		111,939,740	76,521,598

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	8,403	12,917
	International Banks and Institutions	128,912	97,789
	Non-subordinated Corporate Bonds	1,627,261	1,383,667
	Amounts payable for spot and forward purchases pending settlement	1,310,696	279,858
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	156,536	42,752
	Financing received from Argentine financial institutions
	Interfinancing (received call)	90,000	44,000
	Other financing received from Argentine financial institutions	30,568	15,106
	Accrued interest payable	126	39
	Receivables from forward transactions without delivery of underlying asset		562,123
	Other	7,095,374	5,022,561
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	80,627	76,553
		10,528,503	7,537,365

N.	OTHER LIABILITIES
	Dividends Payable		596,254
	Fees	96,020	25,721
	Other	3,386,887	2,028,484
		3,482,907	2,650,459

O.	PROVISIONS (Note 4.)	335,007	258,025

P.	SUBORDINATED CORPORATE BONDS	6,407,840	1,957,618

Q.	ITEMS PENDING ALLOCATION	16,266	21,039

	MINORITY INTERESTS IN SUBSIDIARIES	182,799	128,305

	TOTAL LIABILITIES	132,893,062	89,074,409

	SHAREHOLDERS' EQUITY	22,105,898	15,877,550

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		154,998,960	104,951,959

- 66 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2016	12/31/2015
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	89,304,148	241,010,767

Contingent	23,017,895	19,539,120
Guarantees received	22,116,120	17,998,080
Other not covered by debtors classification standards	39	60
Contingent debit-balance contra accounts	901,736	1,540,980

Control	65,012,008	214,365,689
Receivables classified as irrecoverable	1,898,911	1,641,179
Other	61,978,148	212,111,015
Control debit-balance contra accounts	1,134,949	613,495

Derivatives	495,787	6,703,049
Notional value of put options taken		11,821
Notional value of forward transactions without delivery of underlying asset	135,597	3,253,734
Derivatives debit-balance contra accounts	360,190	3,437,494

Trust activity	778,458	402,909
Trust funds	778,458	402,909

CREDIT-BALANCE ACCOUNTS	89,304,148	241,010,767

Contingent	23,017,895	19,539,120
Other guarantees provided covered by debtors classification standards	287,497	163,905
Other guarantees provided not covered by debtors classification standards	158,986	137,227
Other covered by debtors classification standards	354,315	1,227,180
Other not covered by debtors classification standards	100,938	12,668
Contingent credit-balance contra accounts	22,116,159	17,998,140

Control	65,012,008	214,365,689
Checks to be credited	1,134,949	613,495
Control credit-balance contra accounts	63,877,059	213,752,194

Derivatives	495,787	6,703,049
Notional value of call options sold	167,721	138,521
Notional value of forward transactions without delivery of underlying asset	192,469	3,298,973
Derivatives credit-balance contra account	135,597	3,265,555

Trust activity	778,458	402,909
Trust activity credit-balance contra accounts	778,458	402,909

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 67 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF INCOME

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2016	12/31/2015

A.	FINANCIAL INCOME
	Interest on cash and due from banks	1,199	155
	Interest on loans to the financial sector	248,095	87,991
	Interest on overdrafts	2,494,351	1,407,015
	Interest on documents	1,559,061	1,146,153
	Interest on mortgage loans	729,785	556,620
	Interest on pledge loans	360,722	385,022
	Interest on credit card loans	3,950,929	2,646,060
	Interest on financial leases	89,867	81,711
	Interest on other loans	12,197,589	8,811,767
	Net income from government and private securities	6,222,773	3,985,892
	Interest on other receivables from financial intermediation	6,191	4,105
	Income from guaranteed loans - Presidential Decree No. 1,387/01	33,671	25,077
	CER (Benchmark Stabilization Coefficient) adjustment	255,904	58,463
	CVS (Salary Variation Coefficient) adjustment	786	669
	Difference in quoted prices of gold and foreign currency	516,894	653,120
	Other	267,471	259,303
		28,935,288	20,109,123

B.	FINANCIAL EXPENSE
	Interest on savings accounts	89,865	68,169
	Interest on time deposits	10,283,706	6,704,910
	Interest on interfinancing received loans (received call)	2,953	7,036
	Interest on other financing from financial institutions	7	1
	Interest on other liabilities from financial intermediation	145,837	96,022
	Interest on subordinated bonds	277,211	136,191
	Other interest	4,170	2,634
	CER adjustment	12,128	4,595
	Contribution to Deposit Guarantee Fund	215,002	418,437
	Other	2,269,883	1,404,660
		13,300,762	8,842,655

	GROSS INTERMEDIATION MARGIN - GAIN	15,634,526	11,266,468

C.	PROVISION FOR LOAN LOSSES	1,073,085	877,134

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	152,634	124,559
	Related to deposits	4,597,495	3,561,203
	Other commissions	171,025	120,120
	Other	3,047,578	2,309,480
		7,968,732	6,115,362

- 68 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF INCOME

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2016	12/31/2015

E.	SERVICE-CHARGE EXPENSE
	Commissions	530,808	410,588
	Other	2,073,031	1,304,245
		2,603,839	1,714,833

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	6,039,039	4,324,067
	Directors' and statutory auditors' fees	314,522	233,030
	Other professional fees	283,231	217,948
	Advertising and publicity	197,505	143,883
	Taxes	534,431	411,789
	Depreciation of bank premises and equipment	205,122	170,613
	Amortization of organization costs	197,052	150,619
	Other operating expenses	1,399,862	1,008,349
	Other	799,892	565,610
		9,970,656	7,225,908

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	9,955,678	7,563,955

G.	OTHER INCOME
	Income from long-term investments	44,462	33,692
	Penalty interest	83,204	72,770
	Recovered loans and allowances reversed	229,633	151,829
	CER adjustment		30
	Others	241,150	150,851
		598,449	409,172

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	233	48
	Charges for other receivables uncollectibility and other allowances	203,256	185,714
	Depreciation and loss of other assets	5,264	3,748
	Goodwill amortization	10,076	14,052
	Other	262,497	238,654
		481,326	442,216

	MINORITY INTEREST IN SUBSIDIARIES	(54,592)	(35,359)

	NET INCOME BEFORE INCOME TAX - GAIN	10,018,209	7,495,552

I.	INCOME TAX	3,477,377	2,485,663

	NET INCOME FOR THE FISCAL YEAR - GAIN	6,540,832	5,009,889

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 69 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2016	12/31/2015
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	22,672,977	18,193,305
Cash at the end of the fiscal year	39,818,086	22,672,977
Net increase in cash	17,145,109	4,479,672

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(1,978,802)	(1,381,114)
Loans
To the financial sector	(1,255,135)	74,468
To the non-financial government sector	(498,388)	(60,705)
To the non-financial private sector and foreign residents	(3,158,267)	(4,443,122)
Other receivables from financial intermediation	(279,770)	(241,524)
Receivables from financial leases	155,006	31,300
Deposits
From the financial sector	15,722	1,462
From the non-financial government sector	(884,770)	328,522
From the non-financial private sector and foreign residents	25,691,772	14,281,665
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	43,134	37,003
Others (except liabilities included under financing activities)	2,535,567	1,804,336
Collections related to service-charge income	7,942,217	6,114,393
Payments related to service-charge expenses	(2,572,351)	(1,689,901)
Administrative expenses paid	(9,282,454)	(6,780,651)
Payment of organization and development costs	(376,100)	(250,620)
Net collections from penalty interest	82,971	72,760
Differences from payments related to court orders	(7,195)	(5,677)
Collections of dividends from other companies	19,717	22,869
Other collections related to other income and losses	128,373	56,516
Net payments from other operating activities	(1,146,271)	(1,087,999)
Payment of income tax	(2,545,339)	(2,330,121)
Net cash flows generated in operating activities	12,629,637	4,553,860

- 70 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2016	12/31/2015
Investing activities
Net payments for bank premises and equipment	(400,420)	(382,214)
Net payments for other assets	(677,813)	(601,266)
Net cash flows used in investing activities	(1,078,233)	(983,480)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(131,071)	(80,680)
Central Bank of Argentina:
Other	(4,718)	(4,835)
International Banks and Institutions	27,992	4,851
Subordinated corporate bonds	3,419,647	(167,819)
Financing received from Argentine financial institutions	15,455	(5,384)
Payment of dividends	(962,631)
Net cash flows generated in / (used in) financing activities	2,364,674	(253,867)

Financial income and holding gains on cash and cash equivalents	3,229,031	1,163,159

Net increase in cash	17,145,109	4,479,672

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 71 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2016	12/31/2015

COMMERCIAL

In normal situation	34,766,790	22,725,716
With Senior “A” guarantees and counter-guarantees	2,545,541	3,276,576
With Senior “B” guarantees and counter-guarantees	5,297,800	4,438,261
Without Senior guarantees or counter-guarantees	26,923,449	15,010,879

Subject to special monitoring	27,887	31,441
In observation
With Senior “B” guarantees and counter-guarantees	18,875	2,465
Without Senior guarantees or counter-guarantees	9,012	28,976

Troubled	50,039	48,167
With Senior “B” guarantees and counter-guarantees	50,039	39,735
Without Senior guarantees or counter-guarantees		8,432

With high risk of insolvency	137,431	248,685
With Senior “A” guarantees and counter-guarantees	1,882	2,788
With Senior “B” guarantees and counter-guarantees	61,374	133,476
Without Senior guarantees or counter-guarantees	74,175	112,421

Irrecoverable	7,372	108,845
With Senior “B” guarantees and counter-guarantees	813
Without Senior guarantees or counter-guarantees	6,559	108,845
Subtotal Commercial	34,989,519	23,162,854

- 72 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2016	12/31/2015

CONSUMER

Performing	55,204,350	42,462,761
With Senior “A” guarantees and counter-guarantees	771,053	558,274
With Senior “B” guarantees and counter-guarantees	2,573,886	2,370,316
Without Senior guarantees or counter-guarantees	51,859,411	39,534,171

Low risk	555,222	449,008
With Senior “A” guarantees and counter-guarantees	1,486	1,701
With Senior “B” guarantees and counter-guarantees	20,699	19,309
Without Senior guarantees or counter-guarantees	533,037	427,998

Medium risk	443,357	273,825
With Senior “A” guarantees and counter-guarantees	3,188	47
With Senior “B” guarantees and counter-guarantees	7,676	9,784
Without Senior guarantees or counter-guarantees	432,493	263,994

High risk	317,466	247,828
With Senior “A” guarantees and counter-guarantees	2,099	805
With Senior “B” guarantees and counter-guarantees	20,486	13,879
Without Senior guarantees or counter-guarantees	294,881	233,144

Irrecoverable	92,508	82,833
With Senior “B” guarantees and counter-guarantees	18,222	13,925
Without Senior guarantees or counter-guarantees	74,286	68,908

Irrecoverable according to Central Bank's rules	210	462
Without Senior guarantees or counter-guarantees	210	462

Subtotal Consumer	56,613,113	43,516,717
Total	91,602,632	66,679,571

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 73 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and Argentine Federation of Professionals Councils in Economic Sciences Technical Resolution No. 21, the Bank has consolidated line-by-line its balance sheets, the statements of income and cash flows and cash equivalents as of December 31, 2016 and 2015, with the financial statements of the subsidiaries listed in Note 1.2., as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the equity interests that Banco Macro SA holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of December 31, 2016):

	Banco Macro SA’s direct equity interest				Banco Macro SA’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán SA	Common	395,341	89.932%	89.932%	89.932%	89.932%
Macro Bank Limited (a)	Common	39,816,899	99.999%	99.999%	99.999%	100.00%
Macro Securities SA (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	98.605%	98.605%
Macro Fondos SGFCI SA	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) SA (voting rights: 100%, equity interes 3,539).

(b)	Consolidated with Macro Fondos SGFCI SA (percentage of capital stock and votes 80.90%).

(c)	The indirect equity interest of Banco Macro SA comes from Macro Fiducia SA.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules, Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day as of December 31, 2016 and 2015.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

- 74 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

d)	The amounts of the accounts in the statements of income for fiscal years ended December 31, 2016 and 2015, were converted into pesos, as described in a). In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each fiscal year (difference between retained earnings at beginning of fiscal year and retained earnings at fiscal year) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) SA) as of December 31, 2016, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	96,370	1,527,484

Liabilities	45,852	758,466

Shareholders’ equity	48,518	769,018

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro SA and each of its subsidiaries as of December 31, 2016:

	Banco Macro SA	Banco del Tucumán SA	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro SA (consolidated)

Assets	144,421,205	11,356,102	1,527,484	591,932	2,897,763	154,998,960

Liabilities	122,315,307	9,544,763	758,466	333,546	59,020	132,893,062

Shareholders’ equity	22,105,898	1,811,339	769,018	258,386	2,838,743	22,105,898

Income	6,540,832	540,628	173,465	149,078	863,171	6,540,832

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) SA.

(2)	Figures related to the subsidiaries Macro Securities SA. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA) and Macro Fiducia SA.

- 75 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and investments which mature less than three months since their date of acquisition/constitution. Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	12/31/2016	12/31/2015

Cash	36,089,156	19,402,821

Government and private securities
Holdings booked at market value	538,936	997,435
Instruments issued by the Central Bank	3,189,994	2,018,994
Other receivables for financial intermediation
Other covered by debtor classification standards		253,727
Cash and cash equivalents	39,818,086	22,672,977

2.	RESTRICTED ASSETS

In addition, to the assets broken down in Note 8, to the stand-alone financial statements, certain assets are restricted as follows:

Item	12/31/2016	12/31/2015

2.1. Banco del Tucumán SA:

Government and Private securities

• Secured bonds in pesos under Presidential Decree No, 1579/2002, maturing in 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No, 622/2013	5,126	5,613
• Central Bank of Argentina Internal Bills in pesos, maturing in 2016 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE	715	747
Subtotal Government and Private securities	5,841	6,360

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	191,098	172,659
Subtotal other receivables from financial intermediation	191,098	172,659

Other receivables

• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits and MAEClear transactions	35,702	21,327
Subtotal other receivables	35,702	21,327

Total	232,641	200,346

- 76 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

Item	12/31/2016	12/31/2015

2.2. Macro Securities SA:

Other receivables from financial intermediation

• Share of interest of the mutual fund Pionero Renta for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	8,420	8,492
Subtotal other receivables from financial intermediation	8,420	8,492

Investments in other companies

• Other	1,453	1,453

Subtotal investments in other companies	1,453	1,453

Total	9,873	9,945

2.3. Macro Fiducia SA:

Government and private securities

• Federal secured bonds maturing 2018 for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	3,987	3,352
Total	3,987	3,352

2.4 Macro Fondos SGFCI SA

Other receivables from financial intermediation
• Share of interest of the mutual fund Pionero FF for the minimum amount required to perform as an Agent de Administration Agent for Collective investments of mutual funds provided by CNV General Resolution No. 622/2013	1,166	894
Total	1,166	894

3.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 9. to the stand-alone financial statements, the consolidated financial statements as December 31, 2016 and 2015, include assets amounted to 35,310 and 38,248, generated by Loans and other receivables from financial intermediation; liabilities amounted to 167,033 and 870,564 generated mainly by Deposits; and memorandum accounts amounted to 3,675,866 and 2,089,274, mainly generated by Items in custody, respectively.

Additionally, as of December 31, 2016 and 2015, net income generated by those transactions amounted to 13,149 and 12,380 respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 1,005 and 578, respectively. Net income from those fiscal years ended December 31, 2016 and 2015 amount to 2 and 4, respectively. Both balances and income were eliminated in the consolidation process.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of December 31, 2016:

- 77 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

	Balances at beginning of fiscal		Decreases		Balances at end of the
Breakdown	year	Increases	Charge off	Reversals	fiscal year

Allowances

For loans	1,495,964	1,223,678	824,341	64,796	1,830,505

For other receivables from financial intermediation	243,028	7,604	5,612	4,755	240,265

For receivables from financial leases	5,352	32		1,391	3,993

For interests in other companies	1,595	30	20	19	1,586

For other receivables	4,596	277	645	80	4,148

Total	1,750,535	1,231,621	830,618	71,041	2,080,497

For contingent commitments	6,590	547		7,137

For other contingencies	196,506	192,061	117,526	2	271,039

For differences from court deposits dollarization	44,645	10,213			54,858

For administrative, disciplinary and criminal penalties	10,284	330		1,504	9,110

Total	258,025	203,151	117,526	8,643	335,007

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of December 31, 2016 and December 31, 2015:

Type of contract / underlying asset	12/31/2016	12/31/2015

Futures / foreign currency	194,131	3,447,291

Repo transactions	1,220,329	5,497

Forward contracts / foreign currency	133,935	3,105,416

Options / Other	167,721	150,342

Additionally, positions of transactions effective as of December 31, 2016 and December 31, 2015 are as follows:

Transaction	12/31/2016	12/31/2015

Net position of repurchase agreements	1,181,659	(1,403)

Net asset position of forward transactions without delivery of the underlying asset	(56,872)	(45,239)
Position of put options taken		11,821
Position of call options sold	(167,721)	(138,521)

- 78 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 13, to the Bank’s stand-alone financial statements, as December 31, 2016 and 2015, Banco del Tucumán SA manages the following portfolios:

	Managed portfolio as of
Item	12/31/2016	12/31/2015
• On July 31, 2006, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “Gas Tucumán I” trust loan portfolio,	11,463	21,173
• On December 31, 2008, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio,	15,280	15,329
• On November 30, 2016, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “SECANE V” trust loan portfolio,	33,685
• Other managed portfolios,	4,658	2,577
Total	65,086	39,079

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 16, to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of December 31, 2016 and 2015:

7.1.	Financial trusts for investment purposes

Financial trust	12/31/2016	12/31/2015

Certificates of participation		2,257
Debt securities	10,754	15,094
Total	10,754	17,351

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries,

In addition to what has been mentioned in Note 16,2,, to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro SA, subsidiary Banco del Tucumán SA transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of December 31, 2016 and 2015 considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 495 and 182, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (management).

As mentioned in Note 16.4, to the stand-alone financial statements, and in addition to those included in that Note, in these trusts the Bank, through Macro Fiducia SA (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of December 31, 2016 and 2015, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia SA (subsidiary) of these types of trusts amount to 721,538 and 408,671, respectively.

- 79 -	Jorge H. Brito Chairperson

EARNING DISTRIBUTION PROPOSAL

FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS (1)	17,430,642

To legal reserve (20% of 6,540,832)	(1,308,460)
SUBTOTAL 1	16,122,182

Adjustment (Point 2.1 of "earning distribution") (2)	(20,197)

SUBTOTAL 2	16,101,985

DISTRIBUTABLE AMOUNT (3) y (4)	7,499,194

(1)	Includes voluntary reserve for future distribution of earnings amounted to 10,698,137.
(2)	See Note 24.c).
(3)	The earing distribution will be admitted, provided that the minimum cash requirement, on average – in pesos or foreign currency – will be shorter than the closing date position or the projected one, considering the earning distribution effects.
(4)	Relates to the lower amount between SUBTOTAL 2 and that arising form calculating the excess of computable capital over required minimum capital as of December 31, 2016, also considering the restrictions further described in Note 24. as established by Central Bank rules regarding "earnings distribution".

The Board of Directors has decided to postpone until the meeting considering the Annual Report for the fiscal year ended December 31, 2016, the retained earnings distribution proposal that will be submitted to the Shareholders´ Meeting consideration.

- 80 -	Jorge H. Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 29, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager